Exhibit 4.20

AGREEMENT AND PLAN OF MERGER
by and among
INDIVIOR INC.,
OLIVE ACQUISITION SUBSIDIARY, INC.
and
OPIANT PHARMACEUTICALS, INC.
dated as of November 13, 2022

TABLE OF CONTENTS

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 13, 2022, is by and among INDIVIOR INC., a Delaware corporation (“Parent”), OLIVE ACQUISITION SUBSIDIARY, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and OPIANT PHARMACEUTICALS, INC., a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent, Merger Sub and the Company are each sometimes referred to as a “Party” and collectively as the “Parties.”
RECITALS
WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have each approved this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of Merger Sub with and into the Company on the terms and subject to the conditions set forth in this Agreement (the “Merger”);
WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company each have approved this Agreement;
WHEREAS, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement and to consummate the Merger, Parent has entered into a voting agreement, dated as of the date hereof (the “Voting Agreement”), with certain stockholders of the Company (the “Supporting Stockholders”), pursuant to which, subject to the terms thereof, such Supporting Stockholders have agreed, among other things, to vote shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) held by them in favor of the adoption of this Agreement;
WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger; and
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are acknowledged, the Parties agree as follows:
ARTICLE I.
THE MERGER
Section 1.1    The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”). The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, from and after the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
Section 1.2    Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern Time, as soon practicable, but no later than on the third (3rd) business day after the satisfaction or, to the extent permissible, waiver of, but subject to the continued satisfaction or, to the extent permissible, waiver of, the conditions set forth in Article VII (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of such conditions at the Closing) unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the Parties hereto. The date on which the Closing actually takes place is referred to as the “Closing Date”. The Closing shall take place at the offices of Covington & Burling LLP, The New York Times Building, 620 Eighth Avenue, New York, New York 10018 or remotely via electronic exchange of required Closing documentation in lieu of an in-person Closing unless another place is agreed to in writing by the Company and Parent.
Section 1.3    Effective Time. On the Closing Date, the Company shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware as provided under the DGCL and make any other filings, recordings or publications required to be made by the Company under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or on such later date and time as shall be agreed to by the Company and Parent and specified in the Certificate of Merger in accordance with the DGCL (such date and time being hereinafter referred to as the “Effective Time”).
Section 1.4    Governing DocumentsSection 1.5    . Subject to Section 6.4, at the Effective Time, by virtue of the Merger (a) the Company Certificate shall be amended and restated so as to read in its entirety as set forth in Exhibit A, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided therein or by applicable Law and (b) the by-laws of the Company shall be amended and restated in their entirety to read as set forth in the by-laws of Merger Sub as in as of the date hereof, except that references therein to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter amended as provided therein, the certificate of incorporation of the Surviving Corporation and applicable Law.
Section 1.5    Officers and Directors of the Surviving CorporationSection 1.6    . The Parties shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, and (b) the officers of Merger Sub immediately prior to the

Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.
ARTICLE II.
TREATMENT OF SECURITIES
Section 2.1    Effect on Capital Stock.
(a)    At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of the Parties:
(i)    Conversion of Company Common Stock. Subject to the other provisions of this Article II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares of Company Common Stock to be cancelled in accordance with Section 2.1(a)(ii) and any Dissenting Shares) shall be automatically converted into the right to receive, in accordance with the terms of this Agreement, (A) $20.00 net to the seller in cash, without interest (the “Upfront Consideration”) and (B) one contingent value right per share (a “CVR”) which shall represent the right to receive the Milestone Payment Amounts (as defined in the CVR Agreement), net to the seller in cash, without interest, at the times provided for in the CVR Agreement (the Upfront Consideration plus one CVR, collectively, being the “Merger Consideration”). From and after the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such shares of Company Common Stock in accordance with Section 2.2 and the CVR Agreement.
(ii)    Cancellation of Certain Shares. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company or owned by Parent, Merger Sub or any of their respective Subsidiaries shall be automatically cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(iii)    Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and those shares of the Surviving Corporation shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b)    Adjustment to Merger Consideration. The Merger Consideration and any other amounts payable pursuant to this Agreement or the CVR Agreement shall be adjusted appropriately, without duplication, to reflect the effect of any stock split, reverse stock split, stock or other dividend (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the shares of Company Common Stock outstanding after the date hereof and prior to the Effective Time; provided, however, that nothing in this Section 2.1(b) shall be construed to permit the Company or the Company Subsidiary to take any action with respect to its securities that is prohibited by the terms of this Agreement.
Section 2.2    Payment for Securities; Surrender of Certificates.
(a)    Exchange Fund. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Merger (the “Exchange Agent”). The Exchange Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving and holding their certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) and non-certificated shares of Company Common Stock represented by book-entry (“Book-Entry Shares”) and shall obtain no rights or interests in the shares represented thereby. At or immediately after the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent cash in immediately available funds in an amount sufficient to pay the aggregate Upfront Consideration (the “Exchange Fund”) for the sole benefit of the holders of shares of Company Common Stock. For the avoidance of doubt, Parent shall not be required to deposit any funds relate to any CVR with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. In the event the Exchange Fund shall be insufficient to pay the aggregate Upfront Consideration, Parent shall promptly deposit, or cause to be promptly deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Upfront Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II, and, to the extent of any such loss, Parent shall fund additional cash amounts into the Exchange Fund to enable such payments to be made. Any interest or other income from such investments shall be payable to Parent or the Surviving Corporation, as Parent directs. At or prior to the Effective Time, Parent shall duly authorize, execute and deliver, and shall ensure that the Rights Agent duly authorizes, executes and delivers, the CVR Agreement.
(b)    Procedures for Surrender.
(i)    As soon as reasonably practicable after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company

Common Stock were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) or transfer of the Book-Entry Shares to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (ii) customary instructions for effecting the surrender of the Certificates or transfer of the Book-Entry Shares in exchange for payment of the Merger Consideration issuable and payable in respect of such shares of Company Common Stock pursuant to Section 2.1.
(ii)    Upon (A) surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal properly completed and validly executed in accordance with the instructions thereto, such other documents as may be required pursuant to such instructions or (B) receipt by the Exchange Agent of an “agent’s message” in the case of Book-Entry Shares and, in each case, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and the Exchange Agent shall, and Parent shall cause the Exchange Agent to, issue and pay to such holder, the applicable Merger Consideration pursuant to the provisions of this Article II for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share, and each Certificate or Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any portion of the Merger Consideration (including payment in the form of or with respect to any CVR) to be paid upon due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article II, without interest thereon.
(c)    Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Certificates outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d)    Termination of Exchange Fund; No Liability. At any time following six (6) months after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(e)    Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and, if required by Parent or the Exchange Agent, the posting by such holder of a bond in such reasonable amount as Parent or the Exchange Agent may determine as indemnity against any claim that may be made against it or the Surviving Corporation with respect to any such Certificates, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1 hereof.
Section 2.3    Appraisal Rights.
(a)    Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock, if any, as to which the holder (or, in the case of a beneficial owner making a demand in its own name) thereof shall have (i) properly demanded appraisal and otherwise complied with the provisions of Section 262 of the DGCL (“Section 262”) and (ii) not effectively withdrawn or lost such holder’s (or such beneficial owner’s) rights to appraisal (each, a “Dissenting Share”), shall not be converted into the right to receive the Merger Consideration pursuant to Section 2.1 and Section 2.2, but instead at the Effective Time shall become entitled only to payment of the fair value of such shares of Company Common Stock determined in accordance with Section 262 (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder (or beneficial owner, as applicable) shall cease to have any rights with respect thereto other than the right to receive the fair value of such Dissenting Shares as determined in accordance with Section 262); provided, however, that if any such holder (or beneficial owner, as applicable) shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair value of such Dissenting Shares under Section 262, then the right of such holder (or beneficial owner, as applicable) to be paid the fair value of such holder’s (or such beneficial owner’s) Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, without interest or duplication, the Merger Consideration pursuant to Section 2.1 and Section 2.2.

(b)    The Company shall give prompt notice to Parent of any written demands received by the Company for appraisal of any shares of Company Common Stock, or any withdrawals of such written demands and of any other instruments served and received by the Company under Section 262, and Parent shall have the opportunity to participate in and direct all negotiations and proceedings with respect to such written demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such written demand, or agree to do any of the foregoing.
Section 2.4    Treatment of Company Options and Company Equity Awards.
(a)    Effective as of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each option to purchase Company Common Stock granted under any Company Equity Plan or otherwise (each, a “Company Stock Option”), that is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and terminated and converted into the right of the holder thereof to receive (without interest, and less any applicable withholding Taxes) in accordance with the terms of this Agreement:
(i)    with respect to each In the Money Option: (A) an amount in cash equal to the product of (I) the excess, if any, of the Upfront Consideration over the applicable per share exercise price of such cancelled In the Money Option multiplied by (II) the number of shares of Company Common Stock subject to such In the Money Option immediately prior to the Effective Time; and (B) a CVR with respect to each share of Company Common Stock subject to such In the Money Option immediately prior to the Effective Time; and
(ii)    with respect to each Out of the Money Option, such cash payments, if any, from Parent with respect to each share of Company Common Stock subject to the Out of the Money Option upon any Milestone Payment Date, equal to the product of (A) (1) the amount by which the Per Share Value Paid as of the Milestone Payment Date exceeds the exercise price payable per share of Company Common Stock under such Out of the Money Option, less (2) the amount per share of Company Common Stock of all payments previously made with respect to such Out of the Money Option pursuant to this Section 2.4(a)(ii), multiplied by (B) the number of shares of Company Common Stock subject to such Out of the Money Option as of immediately prior to the Effective Time. Notwithstanding anything herein to the contrary, (A) any Underwater Option shall be cancelled at the Effective Time without any consideration payable therefor and (B) with respect to each Out of the Money Option, if no contingent payment becomes payable with respect to the CVRs under the CVR Agreement that would result in the Per Share Value Paid as of the applicable Milestone Payment Date exceeding the exercise price per share of such Out of the Money Option, then no payment shall be made hereunder in respect of such Out of the Money Option following the Effective Time.
(b)    Effective as of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each award of restricted stock units that corresponds to Company Common Stock granted under any Company Equity Plan or otherwise and that vests solely on the passage of time (each, a “Company RSU Award”) that is outstanding immediately prior to the Effective Time, shall automatically be cancelled and terminated and converted into the right of the holder thereof to receive (without interest, and less applicable withholding Taxes) in accordance with the terms of this Agreement (i) an amount in cash equal to the product of (A) the Upfront Consideration multiplied by (B) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time; and (ii) a CVR with respect to each share of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time.
(c)    Effective as of immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each award of restricted stock units, performance stock units or performance units that corresponds to Company Common Stock granted under any Company Equity Plan or otherwise and that vests based on the achievement of performance goals (a “Company PSU Award”) that is outstanding immediately prior to the Effective Time shall automatically be cancelled and terminated and converted into the right of the holder thereof to receive (without interest, and less any applicable withholding Taxes) in accordance with the terms of this Agreement (i) an amount in cash equal to the product of (A) the Upfront Consideration multiplied by (B) the number of shares of Company Common Stock subject to such Company PSU Award immediately prior to the Effective Time determined, if any, based on the assumed achievement of Milestone Tranche 4, unless the deadline for achievement of Milestone Tranche 4 has passed without the achievement thereof (in which case Milestone Tranche 4 will be treated as unachieved), but for avoidance of doubt (i) treating Milestone Tranches 2 and 3 as unachieved under all circumstances and (ii) treating Milestone Tranche 4 as unachieved if the deadline for Milestone Tranche 4 has occurred, but such milestone was not achieved, each in accordance with the terms of the applicable award agreement, (such number of shares, the “Company PSU Shares”) and (ii) a CVR with respect to each Company PSU Share.
(d)    Prior to the Effective Time, the board of directors of the Company (the “Company Board”) (or, if appropriate, the committee administering the Company Equity Plans) shall adopt such resolutions as are necessary to effect the treatment of the Company Stock Options, Company RSU Awards and Company PSU Awards (collectively, the “Company Equity Awards”) as contemplated by this Section 2.4.
(e)    As of the Effective Time, the Company Equity Plans shall be terminated, effective as of and contingent upon the occurrence of the Closing, and no further Company Stock Options, Company RSU Awards, Company PSU Awards or other awards with respect to the Company Common Stock shall be granted thereunder from or after the Effective Time. Prior to the Effective Time, the Company shall take all actions, including adopting any necessary resolutions, to effectuate the termination of the Company Equity Plans and the treatment of the Company Stock Options, Company RSU Awards, and Company PSU Awards specified in this Section 2.4. Such resolutions and actions shall be subject to review and approval by Parent, which approval shall not be unreasonably withheld.

(f)    Notwithstanding anything else to the contrary in Article II, any payment pursuant to this Section 2.4 shall be made through the Surviving Corporation’s (or any Subsidiary’s) payroll (i) with respect to any Upfront Consideration as promptly as practicable following the Effective Time (and in no event later than the second regularly scheduled payroll date to occur following the Effective Time) and (ii) with respect to any CVR, at the time provided for in the CVR Agreement. Notwithstanding anything to the contrary contained in this Agreement or the CVR Agreement, any payment in respect of any Company RSU Award or Company PSU Award that, immediately prior to such cancellation, constitutes “nonqualified deferred compensation” subject to Section 409A of the Code shall be made on the applicable settlement date for such Company RSU Award or Company PSU Award to the extent required in order to comply with Section 409A of the Code. Parent may cause the Exchange Agent to make any payments under Section 2.4 payable to holders who are not current or former employees of the Company or any Subsidiary in accordance with Section 2.2.
Section 2.5    Withholding. Each of Parent, Merger Sub, and the Surviving Corporation shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Agreement or the CVR Agreement, any amounts as are required to be withheld or deducted with respect to such consideration under the Code, or any applicable provisions of state, local or foreign Tax Law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement or the CVR Agreement, as applicable, as having been paid to the Person in respect of which such deduction and withholding was made.
Section 2.6    Treatment of Company Warrants. From and after the Effective Time, each outstanding and unexercised warrant to purchase shares of Company Common Stock (a “Company Warrant”), by virtue of the Merger and without any action on the part of Parent, shall no longer be exercisable by the former holder thereof, shall be cancelled and shall only entitle such holder to receive (a) a cash payment equal to (i) the excess, if any, of (A) the Upfront Consideration over (B) the exercise price payable per share of Company Common Stock under such Company Warrant, multiplied by (ii) the number of shares of Company Common Stock such holder could have purchased (assuming full vesting of all warrants) had such holder exercised such Company Warrant in full immediately prior to the Effective Time, and (b) a CVR with respect to each share of Company Common Stock subject to such Company Warrant immediately prior to the Effective Time.
Section 2.7    Notice to Convertible Noteholders. The Company shall deliver notice regarding the Merger promptly following the date of this Agreement to the Lenders under that certain Note Purchase Agreement (collectively the “Convertible Noteholders”). Any amount of the Term Loans (as defined in the Note Purchase Agreement) that the Convertible Noteholders so elect to convert to shares of Company Common Stock pursuant to the Note Purchase Agreement (including pursuant to Section 8.7(f) of the Note Purchase Agreement) shall be treated at the Effective Time as the same as, and have the same rights and be subject to the same conditions as each share of Company Common Stock described in Section 2.1 above. Any amount of the Term Loans not converted pursuant to this Section 2.7 shall be paid at or promptly following Closing pursuant to Section 6.11.
ARTICLE III. REPRESENTATIONS AND
WARRANTIES OF THE COMPANY
Except (a) as disclosed in the Company SEC Documents filed or furnished with the SEC since January 1, 2021 (including exhibits and other information incorporated by reference therein) and publicly available prior to the date hereof (other than as set forth in the forward-looking statements or as set forth in any “risk factors” section contained therein); provided that this clause (a) shall not apply to any of the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.12, 3.19, 3.20, 3.23 or 3.26 or (b) as disclosed in the applicable sections or subsections of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall be deemed to apply and qualify (or, as applicable, a disclosure for purposes of) each other section of this Agreement to which the relevance of such item is reasonably apparent from a reading of the Company Disclosure Letter), the Company represents and warrants to Parent as set forth below.
Section 3.1    Qualification, Organization, Subsidiaries, etc.
(a)    The Company is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. The Company is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company Subsidiary is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(b)    The copies of the Company Governing Documents most recently filed with the Company SEC Documents are accurate and complete copies of such documents as in effect as of the date of this Agreement. The Company has made available to Parent accurate and complete copies of the certificates of incorporation and by-laws or comparable organizational and governing documents of the Company Subsidiary, as amended to the date of this Agreement, and as so delivered is in full force and effect.

Section 3.2    Capitalization.
(a)    The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock. As of November 11, 2022 (the “Company Capitalization Date”), (i)(A) 5,167,814 shares of Company Common Stock were issued and outstanding, (B) no shares of Company Common Stock were held in treasury and (C) no shares of Company Common Stock were held by the Company Subsidiary, (ii) (A) 2,459,565 shares of Company Common Stock are issuable upon the exercise of outstanding In the Money Options, and the weighted-average exercise price of such In the Money Options is $8.42, (B) 134,750 shares of Company Common Stock are issuable upon the exercise of outstanding Out of the Money Options, and the weighted-average exercise price of such Out of the Money Options is $25.10, (C) 270,130 shares of Company Common Stock were issuable upon the settlement of outstanding Company RSU Awards and (D) 20,185 shares of Company Common Stock were issuable upon the settlement of outstanding Company PSU Awards (assuming the achievement of Milestone Tranche 4 and treating Milestone Tranches 2 and 3 as unachieved) and (iii) 196,675 shares of Company Common Stock remained available for issuance pursuant to the Company Equity Plans. 278,800 shares of Company Common Stock were issuable upon the settlement of outstanding Company Warrants. As of November 11, 2022, the outstanding balance of the Term Loans issued pursuant to the Note Purchase Agreement (including accrued and unpaid interest of $161,910.23 thereon) is $14,528,510.23. As of November 11, 2022, up to $4,366,600 of the outstanding balance of the Term Loans is eligible to convert into a maximum of 222,332 shares of Company Common Stock at a per share price of $19.64. All the outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights. All issued and outstanding shares of capital stock of, or other equity interests in, the Company Subsidiary are wholly owned directly by the Company free and clear of all Liens, other than Company Permitted Liens. Section 3.2(a) of the Company Disclosure Letter sets forth an accurate and complete list of all Company Equity Awards outstanding as of the Company Capitalization Date, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares of Company Common Stock subject to each such Company Equity Award, (iii) the grant date of each such Company Equity Award, (iv) for each Company Equity Award, the year(s) of vesting of each such Company Equity Award, and (v) for each Company Stock Option the exercise price per share for each such Company Stock Option.
(b)    Except as set forth in Section 3.2(a) above, as of the date of this Agreement: (i) the Company does not have any shares of capital stock issued or outstanding other than the shares of Company Common Stock that were outstanding on the Company Capitalization Date or that have become outstanding after the Company Capitalization Date but were reserved for issuance as set forth in Section 3.2(a) above as of the Company Capitalization Date and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock or other equity interests to which the Company or the Company Subsidiary is a party or otherwise obligating the Company or the Company Subsidiary to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or the Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to the Company or the Company Subsidiary); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares of capital stock or other equity interests of the Company or the Company Subsidiary; or (D) make any payment to any Person the value of which is derived from or calculated based on the value of the Company Common Stock. Between the Company Capitalization Date and the date of this Agreement, the Company has not granted any equity or equity-based award to any of the directors, employees or independent contractors of the Company or the Company Subsidiary.
(c)    With respect to each grant of Company Equity Awards and Company Warrants, each such grant was made in accordance with the terms of the applicable Company Equity Plan (if applicable), the Exchange Act and all other applicable Laws, in each case, in all material respects, including the rules of the NASDAQ.
(d)    Neither the Company nor the Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) on any matters on which the stockholders of the Company or the Company Subsidiary may vote.
(e)    There are no voting trusts or other agreements or understandings to which the Company or the Company Subsidiary is a party with respect to the voting of shares of capital stock or other equity interest of the Company or the Company Subsidiary.
(f)    The Company Subsidiary and its jurisdiction of organization is identified in Section 3.2(f) of the Company Disclosure Letter. The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of the Company Subsidiary, free and clear of any preemptive rights and any Liens other than Company Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except for equity interests in the Company Subsidiary, neither the Company nor the Company Subsidiary owns, directly or indirectly, any equity interest in any Person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for or measured by reference to, any equity interest in any Person). Neither the Company nor the Company Subsidiary has any obligation to acquire any equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person, other than guarantees by the Company of any Indebtedness or other obligations of the Company Subsidiary as set forth in Section 3.2(f) of the Company Disclosure Letter.
Section 3.3    Corporate Authority Relative to this Agreement; No Violation.
(a)    The Company has all requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval, to consummate the Transactions, including the Merger. The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Company Board, acting unanimously, and, except for the filing of the Certificate of Merger with the

Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company or the Company Subsidiary are necessary to authorize the consummation of the Transactions other than, with respect to the Merger, obtaining the Company Stockholder Approval. Prior to the execution of this Agreement, at a meeting duly called and held, the Company Board unanimously (i) determined that this Agreement and the Transactions, including the Merger, are advisable, and fair to and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, in accordance with the requirements of the DGCL and (iii) resolved to recommend that the Company’s stockholders approve the adoption of this Agreement (such recommendation, the “Company Board Recommendation”) and to include the Company Board Recommendation in the Proxy Statement, in each case subject to Section 5.2. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and equitable principles of general applicability (the “Bankruptcy and Equity Exception”).
(b)    Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii)  the Exchange Act, (iii) the HSR Act, (iv) EA 2002, (v) Section 721 and (vi) any applicable requirements of the NASDAQ, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially impair the ability of the Parties to consummate the Transactions.
(c)    Assuming the accuracy of the representation set forth in Section 4.9, the execution and delivery by the Company of this Agreement do not, and, except as described in Section 3.3(b), the consummation of the Transactions and compliance with the provisions of this Agreement will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right binding upon the Company or the Company Subsidiary or result in the creation of any Lien upon any of the properties, rights or assets of the Company or the Company Subsidiary, other than Company Permitted Liens, (ii) subject to obtaining the Company Stockholder Approval, conflict with or result in any violation of any provision of the Company Governing Documents or any of the organizational documents of any Company Subsidiary or (iii) conflict with or violate any Laws applicable to the Company or the Company Subsidiary or any of their respective properties or assets, except as would not, in the case of clauses (i) and (iii), reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially impair the ability of the Parties to consummate the Transactions.

Section 3.4    Reports and Financial Statements.
(a)    From January 1, 2020 through the date of this Agreement, the Company has filed or furnished all forms, documents and reports with the SEC required to be filed or furnished by it with the SEC under the Securities Act or the Exchange Act (the “Company SEC Documents”). As of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively)), the Company SEC Documents (excluding, in each case information supplied by Parent or any of its affiliates in writing for inclusion therein) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents (excluding, in each case information supplied by Parent or any of its affiliates in writing for inclusion therein) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, to the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding or unresolved comments. The Company has, prior to the date hereof, delivered, or otherwise made available through filings with the SEC, to Parent with accurate and complete copies of all comment letters received by the Company since January 1, 2020 relating to the Company SEC Documents, together with all written responses of the Company thereto. The Company Subsidiary is, or at any time since January 1, 2020 has been, required to file any forms, reports or other documents with the SEC.
(b)    The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (i) complied as to form, as of their respective filing dates, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, in each case in effect as of their respective filing dates, (ii) fairly presented in all material respects the consolidated financial position of the Company and the Company Subsidiary, as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto), and (iii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited interim financial statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).
(c)    Neither the Company nor the Company Subsidiary is a party to, nor does it have any commitment to become a party to any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or the Company Subsidiary in the Company SEC Documents.

Section 3.5    Internal Controls and Procedures.
(a)    The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that (i) all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC, and (ii) all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. There were no significant deficiencies or material weaknesses identified in the management’s assessment of internal controls as of and for the year ended December 31, 2021 and the subsequent quarters thereafter ended March 31, 2022 and June 30, 2022 (nor has any such deficiency or weakness been identified since such date). The Company has disclosed to Parent (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, in each case, that was disclosed to the Company’s auditors or the audit committee of the Company Board in connection with its most recent evaluation of internal controls over financial reporting prior to the date hereof.
(b)    The Company has complied with and is in compliance in all material respects with all current listing and corporate governance requirements of the NASDAQ, and is in compliance in all material respects with all applicable rules, regulations and requirements of the SEC and with the Sarbanes-Oxley Act.
Section 3.6    No Undisclosed Liabilities. Neither the Company nor the Company Subsidiary has any liabilities or obligations of any nature (including as a result of COVID-19 or any COVID-19 Measures), whether or not accrued, contingent or otherwise, that would be required by GAAP to be recorded or disclosed on a consolidated balance sheet of the Company and the Company Subsidiary (or in the notes thereto), except (a)  for liabilities or obligations disclosed, reflected or reserved against in the Company’s consolidated balance sheet (or the notes thereto) as of June 30, 2022 included in the Company SEC Documents filed or furnished and publicly available prior to the date hereof, (b) for liabilities or obligations incurred in the Ordinary Course of Business since June 30, 2022, (c)  for liabilities or obligations arising out of or in connection with this Agreement, the CVR Agreement or the Transactions and (d) for liabilities or obligations as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
Section 3.7    Compliance with Laws; Permits.
(a)    The Company and the Company Subsidiary are, and since January 1, 2020 have been, in compliance with all Laws applicable to the Company and the Company Subsidiary,

except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2020, neither the Company nor the Company Subsidiary has received any written notice or, to the knowledge of the Company, other communication from any Governmental Entity regarding any violation of, or failure to comply with, any Law, except where such violation or failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)    The Company and the Company Subsidiary are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company and the Company Subsidiary to own, lease and operate their properties and assets as currently held or to carry on their businesses as they are now being conducted, including as required under the Health Care Laws (the “Company Permits”), except where the failure to have any of the Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, (i) all Company Permits are in full force and effect and are not subject to any administrative or judicial proceeding that could result in modification, termination or revocation thereof and (ii) the Company and the Company Subsidiary is in compliance with the terms and requirements of all Company Permits.
Section 3.8    Environmental Laws and Regulations(a)    . Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) no unresolved notice, notification, demand, request for information, citation, summons or order has been received and no investigation, action, claim, complaint, suit, or proceeding is pending or, to the knowledge of the Company, is threatened by any Governmental Entity or other Person relating to the Company or the Company Subsidiary and arising under any Environmental Law and (ii) the Company and the Company Subsidiary is, and since January 1, 2020 has been, in compliance with all Environmental Laws and all Environmental Permits and (iii) there are no liabilities of the Company or the Company Subsidiary arising under any Environmental Law or relating to the Release of any Hazardous Substance, whether accrued, contingent, absolute, determined, or determinable, and to the knowledge of the Company there is no condition or circumstances that could reasonably be expected to result in or be the basis for any such liability.
Section 3.9    Employee Benefit Plans.
(a)    Section 3.9(a) of the Company Disclosure Letter sets forth, as of the date hereof, each material Company Benefit Plan, which shall exclude any Company Benefit Plan that is an employment offer letter or individual independent contractor or consultant agreement that is terminable upon no more than thirty (30) days’ notice without further liability and does not provide any retention, change in control or severance payments or benefits. For purposes of this Agreement, “Company Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA) and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, program or arrangement, in each case for the benefit of current employees, directors or individual consultants (for the avoidance of doubt, any reference to individual consultants shall include consultants who provided services through a wholly-owned or majority-owned entity) (or any dependent or beneficiary thereof) of the Company or the Company Subsidiary or with respect to which the Company or the Company Subsidiary may have any obligation or liability (whether actual or contingent). With respect to each Company Benefit Plan disclosed on Section 3.9(a) of the Company Disclosure Letter, the Company has made available to Parent accurate and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) the plan document(s), as amended through the date of this Agreement, or a written summary of any unwritten Company Benefit Plan, (ii) the summary plan description (if required) and any material employee communications, (iii) the most recent annual report on Form 5500 to the extent required under applicable Law, (iv) the most recent actuarial valuation, (v) material contracts including trust agreements, insurance contracts, and administrative services agreements, (vi) the most recent determination or opinion letters for any plan intended to be qualified under section 401(a) of the Code, and (vii) any correspondence with the Department of Labor, Internal Revenue Service, or any other Governmental Entity regarding a Company Benefit Plan within the last three (3) years.
(b)    Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (i) each of the Company Benefit Plans has been operated and administered in compliance with applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder; (ii) no Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; (iii) no Company Benefit Plan provides health, medical, disability or life insurance benefits (whether or not insured), with respect to current or former employees or directors of the Company or the Company Subsidiary beyond their retirement or other termination of service, other than coverage mandated to comply with Section 4980B of the Code or any other applicable Law; (iv) no liability under Title IV of ERISA has been incurred by the Company, the Company Subsidiary or any of their respective ERISA Affiliates, in any case, that has not been satisfied in full (other than with respect to amounts not yet due), and no condition exists that is likely to cause the Company, the Company Subsidiary or to the knowledge of the Company, any of their ERISA Affiliates to incur a liability thereunder; (v) no Company Benefit Plan is a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (vi) all contributions or other amounts payable by the Company or the Company Subsidiary pursuant to each Company Benefit Plan in respect of current or prior plan years have been contributed or paid, as applicable, within the time periods prescribed by the terms of such plan and applicable Law; (vii) neither the Company nor the Company Subsidiary has engaged in a transaction in connection with which the Company or the Company Subsidiary has been or could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code; and (viii) there are no pending, or to the knowledge of the Company, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto.
(c)    Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (i) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter as to its qualification, or has pending or has time remaining in which to file an application for such determination from the IRS, and (ii) to the knowledge of the Company, there are no existing circumstances or events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan.
(d)    Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of Indebtedness or otherwise) becoming due to any current or former director or any employee of the Company or the Company Subsidiary under any Company Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Company Benefit Plan or (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits.
(e)    Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, each Company Benefit Plan, if any, which is maintained outside of the United States has been operated in compliance with the applicable Law.
(f)    Except as would not, individually or in the aggregate, reasonably be expected be result in a Company Material Adverse Effect, each Company Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom. The Company is not a party to nor does it have any obligation under any Company Benefit Plan to reimburse any person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.
Section 3.10    Absence of Certain Changes or Events. From December 31, 2021 through the date of this Agreement, (a) there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (b) the business of the Company and the Company Subsidiary has been conducted in the Ordinary Course of Business, except for actions taken in connection with the negotiation and execution of this Agreement.
Section 3.11    Investigations; Litigation. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or, as of the date of this Agreement, materially impair the ability of the Parties to consummate the Transactions, (a) there is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or the Company Subsidiary or any of their respective properties, rights, assets, (b) there is no Proceeding pending (or, to the knowledge of the Company, threatened) against the Company or the Company Subsidiary or any of their respective properties, rights, assets and (c) there is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Entity outstanding against the Company or the Company Subsidiary.
Section 3.12    Information Supplied. The information relating to the Company and the Company Subsidiary to be contained in or incorporated by reference in, or otherwise supplied by or on behalf of the Company in writing for inclusion in, the Proxy Statement will not, on the date the Proxy Statement (and any amendment or supplement thereto) is first mailed to the stockholders of the Company or at the time of the Stockholders’ Meeting (as it may be adjourned or postponed in accordance with the terms hereof), contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Proxy Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, and any other applicable federal securities Laws. Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Proxy Statement or any amendments or supplements thereto based on information supplied by Parent, Merger Sub or any of their respective Representatives expressly for use or incorporation by reference therein.
Section 3.13    Regulatory Matters.
(a)    All activities of the Company, the Company Subsidiary are now, and since January 1, 2020, have been, in compliance in all respects with all applicable Health Care Laws except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2020, neither the Company nor the Company Subsidiary has received any written notice or other written communication alleging any violation of any applicable Health Care Laws with respect to such activities or has received any warning letters or untitled letters, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect.
(b)    To the knowledge of the Company, since January 1, 2020, each Company Product is being or has been developed, manufactured, tested, distributed or marketed by or on behalf of the Company or the Company Subsidiary in compliance with all applicable Health Care Laws, including all requirements relating to research, investigational use, development, security, manufacture, sale, packaging, labeling, storing, testing, distribution, record-keeping, reporting, import, export, marketing, and promotion, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2020, neither the Company nor the Company Subsidiary has received any unresolved (i) FDA Form 483, (ii) warning letter, (iii) untitled letter, (iv) requests or requirements to make changes to any Company Product or any manufacturing processes or procedures related to any Company Product due to allegations of material noncompliance with applicable Laws or Company Permits, or (v) other similar written notice from the FDA or any other Governmental Entity alleging or asserting material noncompliance with any applicable Health Care Laws or Company Permits with respect to any Company Product.
(c)    All animal studies or other preclinical tests performed in connection with or as the basis for any Company Permit required by applicable Health Care Laws for the Company Products have been conducted in all material respects in accordance with applicable Good Laboratory Practice requirements contained in 21 CFR Part 58. Neither the Company nor the Company Subsidiary has received any written notice or, to the knowledge of the Company, any other written communication from a Governmental Entity requiring the termination or suspension or material modification of any preclinical study with respect to any Company Product.
(d)    Accurate and complete copies of all material reports with respect to material human clinical trials that relate to the Company Products have been provided or made available to Parent. The Company has heretofore provided or made available to Parent all material correspondence between the Company or the Company Subsidiaries, on the one hand, and the FDA and other Governmental Entities, on the other hand, regarding such clinical trials.
(e)    All clinical trials conducted by or on behalf of the Company or the Company Subsidiary have been, and are being, conducted in material compliance with the Health Care Laws. Since January 1, 2020, neither the Company nor the Company Subsidiary has received any written notice from the FDA, any institutional review board, or any domestic or foreign Governmental Entity that the FDA, any Institutional Review Board, or Governmental Entity, has initiated, or, to the knowledge of the Company, threatened to initiate, any clinical hold or other similar action to suspend any ongoing clinical trial sponsored by or on behalf of Company, or any action to suspend or terminate any active Investigational New Drug Application (“IND”) sponsored by or on behalf of the Company.
(f)    As it relates to any clinical trial conducted by or on behalf of the Company or the Company Subsidiary (with respect to the applicable Company Products) in connection with or as the basis for any submission to the FDA or other comparable Governmental Entity, filed under an IND, or other foreign equivalent or that the Company anticipates will be submitted to the FDA or other comparable Governmental Entity, (i) all such clinical trials have been properly registered in compliance with all applicable Health Care Laws, except where such failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) the results of all such clinical trials have been disclosed in all material respects in accordance with all applicable Health Care Laws, in each case including section 402 of the PHSA, except where such failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(g)    There is not and since January 1, 2020, there has not been, and to the Company’s knowledge, there is no threat by any Governmental Entity or clinical investigators of, any return or defect of any Company Product proposed to be used during a clinical investigation, nor has the Company issued any replacements, safety alerts or any other written notice to an investigator or Governmental Entity asserting a lack of safety or regulatory compliance with respect to any

Company Product used in or to be used during a clinical investigation, and to the Company’s knowledge, there are no facts that would be reasonably likely to result in the foregoing, except where such failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(h)    Neither the Company nor the Company Subsidiary is, or has been since January 1, 2020, a party to any corporate integrity agreement, monitoring agreement, consent decree, settlement order or similar agreement with or imposed by any Governmental Entity.
(i)    Since January 1, 2020, neither the Company nor the Company Subsidiary, or any officer, director, managing employee or agents of the Company or the Company Subsidiary (as those terms are defined in 42 C.F.R. § 1001.1001): (i) has (A) been placed under or otherwise made subject to or (B) committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy; (ii) has been convicted of or, to the Company’s knowledge, is under investigation for any offense related to any Bribery Legislation or Sanctions Laws; (iii) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under Medicare, Medicaid, TRICARE or any similar government health care program (collectively, “Federal Health Care Programs”) (in the case of the Company’s managing employees and agents, the representation and warranty in this clause (iii) is only being made to the Company’s knowledge); (iv) has been excluded from participation in any Federal Health Care Program or is currently listed on the U.S. Department of Health Office of Inspector General’s List of Excluded Individuals/Entities; (v) has been subject to, or convicted of any crime that would reasonably be expected to result in, debarment, exclusion, or suspension from participation in any Federal Health Care Program, or otherwise under 21 U.S.C. Section 335a or any similar Law; (vi) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act, codified at Title 42, Chapter 7, of the United States Code; (vii) has been excluded, suspended, debarred, or is otherwise ineligible to participate federal procurement or non-procurement programs, or is currently listed on the United States General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; (viii) has been or are currently the subject of a proceeding that could lead to their becoming a debarred individual or debarred entity under Section 306 of the FDCA; (ix) is on any of the FDA Clinical Investigator enforcement lists (including without limitation, the Disqualified/Totally Restricted List, the Restricted List, the Adequate Assurance List) or is subject to an ongoing disqualification proceeding as defined by the FDA; or (x) is the target or subject of any current investigation relating to any Federal Health Care Program-related offense.
Section 3.14    Privacy and Data Security
(a)    None of the Company or any of its affiliates is a “covered entity” or is engaging in activities that make it a “business associate” as those terms are defined in the Health Insurance Portability and Accountability Act and the regulations promulgated thereunder and codified at 45

C.F.R. Parts 160 and 164 (collectively, “HIPAA”). Since, January 1, 2020, the Company and the Company Subsidiary has been in compliance with applicable Privacy Laws and, to the knowledge of the Company, the Company is not under investigation by any Governmental Entity for a violation of such Privacy Laws, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)     At all times since January 1, 2020, the Company and Company Subsidiary have provided appropriate notice and obtained any necessary consents from Persons required for the processing of Personal Data as conducted by or for the Company or the Company Subsidiary, in each case to the extent required by applicable Privacy Laws, except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and the Company Subsidiary have in place all legally required, and have complied in all respects with each of their respective, written and published policies and procedures concerning the privacy and security of Personal Data (the “Privacy Policies”), except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2020, neither the Company nor the Company Subsidiary have received, in writing, any asserted or threatened claims by any Person alleging a violation of Privacy Laws and/or Privacy Policies. To the knowledge of the Company, the Transactions and the execution, delivery and performance of this Agreement will not cause, constitute or result in a breach or violation of any applicable Privacy Law or Privacy Policies, except where such failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)    At all times since January 1, 2020, the Company and the Company Subsidiary have maintained a commercially reasonable information security program in accordance with applicable Privacy Laws in all material respects. The Company has implemented at all times since January 1, 2020, commercially reasonable administrative, technical, and physical security measures with respect to Personal Data and other confidential data collected by or on behalf of the Company or the Company Subsidiary and the networks, equipment, software, and other systems and assets of the Company and the Company Subsidiary. Since January 1, 2020, neither the Company nor the Company Subsidiary have experienced any security breach or cyber security event, including, without limitation, any theft, loss, or unauthorized access or acquisition of Personal Data (each, a “Security Incident”), except for any Security Incidents that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.15    Tax Matters.
(a)    All income and other material Tax Returns required by applicable Law to be filed by the Company and the Company Subsidiary have been timely filed (taking into account any extensions of the due date for filing) in accordance with applicable Law. All material Tax Returns filed by or with respect to the Company or the Company Subsidiary are true, correct and complete in all material respects. No extension or waiver of the statute of limitations with respect to the time to assess material Taxes of the Company or the Company Subsidiary has been granted, which grant remains in effect, or has been requested where such request remains currently pending.
(b)    No written claim have been made by any Governmental Entity in a jurisdiction in which the Company or the Company Subsidiary does not file a Tax Return to the effect that the Company or the Company Subsidiary, as applicable, is or may be subject to taxation by, or required to file any Tax Return in, such jurisdiction.
(c)    All material amounts of Taxes due and payable by the Company and the Company Subsidiary have been timely paid in full or are being contested in good faith by adequate Proceedings (and with respect to which an adequate accrual has been reserved for on the books of the Company or the Company Subsidiary in accordance with GAAP). The Company and the Company Subsidiary has properly withheld, and paid over to the appropriate Governmental Entity, all material amounts of Tax required to be withheld from any payment (including any dividend, royalty or interest payment) to any Service Provider, creditor, stockholder, vendor or other Person and has complied in all material respects with all record keeping and information reporting obligation under applicable Law in connection therewith.
(d)    There is no notice, claim, audit, action, suit, proceeding or investigation (including any refund litigation, deficiency, proposed adjustment or other matter in controversy) now pending or, to the knowledge of the Company, threatened in writing against or with respect to the Company or the Company Subsidiary in respect of any material amount of Taxes, Tax asset, or any income or material other Tax Return.
(e)    Any deficiency of Taxes in respect of the Company or the Company Subsidiary that has been asserted in writing as a result of any pending or completed audit or examination by any Governmental Entity has been timely paid, or is being contested in good faith and has been reserved for on the books of the Company or the Company Subsidiary in accordance with GAAP.
(f)    Section 3.15(f) of the Company Disclosure Letter contains a complete and correct list of all jurisdictions outside of the United States in which the Company or the Company Subsidiary currently has a taxable presence.
(g)    Neither the Company nor the Company Subsidiary will be required to include any material item of income in, or to exclude any material item of deductions from, taxable income for any Tax period (or portion thereof) ending after the Closing as a result of any (i) change in method of accounting made on or prior to the Closing for a Tax period (or portion thereof) ending prior to the Closing, (ii) closing agreement as described in Section 7121 of the Code executed prior to the Closing, (iii) installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, or cash method of accounting, in each case, adopted or used prior to the Closing, (iv) open transaction disposition entered into prior to the Closing, (v) prepaid amount received outside the Ordinary Course of Business prior to the Closing, (vi) excess loss account in existence at Closing, (vii) gain recognition agreement (within the meaning of the U.S. Treasury Regulations Section 1.367-8) entered into before Closing, or (viii) any comparable provisions of foreign, supranational, state or local Tax Law. Neither the Company nor the Company Subsidiary has made an election under Section 965(h) of the Code to pay the net Tax liability under Section 965 of the Code in installments.
(h)    Neither the Company nor the Company Subsidiary has entered into a closing agreement pursuant to Section 7121 of the Code or any closing agreement under any similar provision of state, local or foreign applicable Tax Law. Neither the Company nor the Company Subsidiary has ever submitted any request for, or received, any private letter ruling, technical advice memorandum and similar document from the IRS or any other taxing authority.
(i)     Neither the Company nor the Company Subsidiary (i) was a distributing corporation or a controlled corporation in any transaction intended to qualify under Section 355 of the Code (or any similar provision of state, local or foreign applicable Tax Law) in the five (5) year period ending on the date of this Agreement, (ii) is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A) of the Code, or (iii) is or has ever been a surrogate foreign corporation as described in Section 7874(b) of the Code.
(j)    To the knowledge of the Company, neither the Company nor the Company Subsidiary (i) holds any interest in any entity that has ever been a passive foreign investment company within the meaning of Section 1297(a) of the Code, (ii) is a “United States shareholder” (within the meaning of Section 951(b) of the Code) in respect of any entity that is a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code) or (iii) is party to any joint venture, partnership or other arrangement with any Person that is treated as a partnership for U.S. federal, state, local or non-U.S. Tax purposes.
(k)    Neither the Company nor the Company Subsidiary is a party to any Tax Sharing Agreement (other than any Tax Sharing Agreement to which only the Company and its Subsidiaries are party) or has any material liability for Taxes of any Person (other than the Company or the Company Subsidiary) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) as transferee or successor, by Contract or otherwise.
(l)    There are no Liens for material Taxes upon any property or assets of the Company or the Company Subsidiary, except for the Company Permitted Liens.
(m)    Neither the Company nor the Company Subsidiary has been a party to, or a material advisor with respect to, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and U.S. Treasury Regulations Section 1.6011-4(b).
(n)    The Company and the Company Subsidiary have (i) to the extent deferred, properly complied in all material respects with all applicable Laws in order to defer the amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) to the extent applicable, eligible, and claimed, or intended to be claimed, properly complied in all material respects with all Laws and duly accounted for any available Tax credits under Sections 7001 through 7004 of the Families First Coronavirus Response Act and Section 2301 of the CARES Act, (iii) not deferred any payroll tax obligations (including those imposed by Sections 3101(a) and 3201 of the Code) (for example, by a failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the Code and the U.S. Treasury Regulations promulgated thereunder) pursuant to or in connection with any U.S. presidential memorandum or executive order, and (iv) not sought any PPP Loan.
(o)    Section 3.15(o) of the Company Disclosure Letter sets forth a list of the entity classification of the Company and the Company Subsidiary for U.S. federal income Tax purposes, and, unless otherwise noted in Section 3.15(o) of the Company Disclosure Letter, to the knowledge of the Company, each entity has had such classification at all times since its incorporation or formation, as applicable.
Section 3.16    Labor Matters.
(a)    As of the date hereof, neither the Company nor the Company Subsidiary is a party to, or bound by, any collective bargaining agreement or other Contract with a labor union or labor organization. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, neither the Company nor the Company Subsidiary is subject to a labor dispute, strike or work stoppage. To the knowledge of the Company, there are no pending or, to the Company’s knowledge, threatened, campaigns or proceedings conducted to authorize representation of any employees of the Company or the Company Subsidiary by any labor union or trade union or other employee representative group.
(b)    Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the businesses of the Company and the Company Subsidiary are being conducted in compliance with all Privacy Laws applicable to the Company or the Company Subsidiary pertaining to the privacy, data protection, and information security of employee information.
(c)    Since January 1, 2020, and except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the Company and the Company Subsidiary (i) are and have been in compliance with all applicable Laws regarding employment and employment practices and those Laws relating to terms and conditions of employment, classification of employees, wages and hours, occupational safety and health and workers’ compensation and (ii) have no charges or complaints relating to unfair labor practices or unlawful employment practices pending or, to the knowledge of the Company, threatened against it before any Governmental Entity.
(d)    Section 3.16(d) of the Company Disclosure Letter separately sets forth all of the Company’s and the Company Subsidiary’s employees and individual independent contractors, and consultants (“Service Providers”) as of the date of this Agreement, including for each such Service Provider, as applicable: employee identification number, job title, Fair Labor Standards Act designation for employees located in the United States, work location, current base salary or base wage rate, and current target bonus or commission opportunity.

(e)    To the knowledge of the Company, no employee with managerial responsibility is a party to, or is otherwise bound by, any agreement or arrangement with any third party, including any confidentiality or non-competition agreement, that adversely affects or restricts in material respects the performance of such employee’s duties for the Company.
Section 3.17    Intellectual Property.
(a)    Section 3.17(a) of the Company Disclosure Letter sets forth an accurate and complete list of all material registrations and applications for registration included in the Owned Intellectual Property Rights and Licensed Intellectual Property Rights specifying as to each such item, as applicable (i) the owner (or the co-owners) thereof, (ii) the jurisdiction in which such item is issued or registered or in which any application for issuance or registration has been filed, (iii) the respective issuance, registration, or application number of such item, and (iv) the date of application and issuance or registration of such item.
(b)    The Company and the Company Subsidiary are the sole and exclusive owners of all Owned Intellectual Property Rights and hold all right, title and interest in and to all Owned Intellectual Property Rights, free and clear of any Lien other than Company Permitted Liens. The Company and the Company Subsidiary hold a valid license to all Licensed Intellectual Property Rights free and clear of any Lien other than Company Permitted Liens and the restrictions in the licenses granted pursuant to the Contracts set forth on Section 3.21(a)(vii)(A) of the Company Disclosure Letter. The Licensed Intellectual Property Rights and the Owned Intellectual Property Rights together constitute all of the Intellectual Property Rights necessary to, or used or held for use in, the conduct of the business of the Company and the Company Subsidiary as currently conducted and as proposed by the Company or the Company Subsidiary to be conducted in the Company SEC Documents. There exist no material restrictions on the disclosure, use, license or transfer of the Owned Intellectual Property Rights. Following the Closing, the Surviving Corporation will have all of the rights of the Company under the Company’s Intellectual Property Rights, to the same extent that the Company would have had if the Transactions had not occurred, and without (i) the payment of any additional amounts or consideration other than ongoing fees, royalties, or payments that the Company would otherwise be required to pay, (ii) any alteration, additional encumbrance, impairment or extinction of any rights thereunder, (iii) any additional impairment of the right of the Surviving Corporation to develop, use, sell, license or dispose of, or to bring any action for the infringement of any Owned Intellectual Property Rights or, to the extent such rights thereunder are currently held by the Company or any of its Subsidiaries, any Licensed Intellectual Property Rights, or (iv) any additional encumbrance of any of the Intellectual Property Rights owned or licensed to Parent through the operation of any agreements to which the Company or any of the Company Subsidiaries is a party or otherwise bound, except where individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect. To the knowledge of the Company, each of the Patents included in the Owned Intellectual Property Rights or Licensed Intellectual Property Rights properly identifies by name each and every inventor of the claims thereof as determined in accordance with the applicable Laws of the jurisdiction in which such Patent is issued or the relevant patent application is pending.

(c)    Except pursuant to the terms of the Contracts set forth in Section 3.21(a) of the Company Disclosure Letter, neither the Company nor the Company Subsidiary has granted any license with respect to, or authorized the retention of any material rights in, any Owned Intellectual Property Rights (other than any customary grant of non-exclusive licenses to contract research organizations or other service providers, in each case entered into in the Ordinary Course of Business).
(d)    To the knowledge of the Company, neither the Company nor the Company Subsidiary has infringed, contributed to the infringement of, misappropriated or otherwise violated any Intellectual Property Right of any Person, except where such violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiary as it is currently being conducted and as it currently is contemplated to be conducted, including the research, development, manufacture, marketing, use, importation, offer for sale and sale of the Company Products, would not infringe, contribute to the infringement of, misappropriate or otherwise violate any Intellectual Property Right of any Person in any material respect.
(e)    There is no claim, action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against, the Company or the Company Subsidiary (i) challenging or seeking to deny or restrict, any right of the Company or the Company Subsidiary in any of the Owned Intellectual Property Rights and Licensed Intellectual Property Rights, (ii) alleging that any of the issued Patents, registered Trademarks or registered Copyrights included in the Owned Intellectual Property Rights or, to the Company’s knowledge, Licensed Intellectual Property Rights is invalid, unenforceable, or unpatentable, (iii) alleging that the use of any of the Owned Intellectual Property Rights or, to the Company’s knowledge, Licensed Intellectual Property Rights or any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company or the Company Subsidiary do or may conflict with, misappropriate, infringe, contribute to the infringement of, or otherwise violate any Intellectual Property Right of any Person or (iv) alleging that the Company or the Company Subsidiary have infringed, misappropriated or otherwise violated any Intellectual Property Right of any Person. Neither the Company nor the Company Subsidiary has received from any Person any written offer to license any Intellectual Property Rights of such Person in connection with any asserted claim of infringement, misappropriation or other violation of any such Intellectual Property Rights.
(f)    None of the issued Patents, registered Trademarks or registered Copyrights included in the Owned Intellectual Property Rights and, to the knowledge of the Company, the Licensed Intellectual Property Rights has been adjudged invalid, unenforceable, or unpatentable in whole or part, and none of the pending Patent applications included in the Owned Intellectual Property Rights or, to the Company’s knowledge, the Licensed Intellectual Property Rights, have been the subject of a final and unappealable finding of unpatentability. To the knowledge of the Company, all issued Patents, registered Trademarks and registered Copyrights included in the Owned Intellectual Property Rights or Licensed Intellectual Property Rights are valid, enforceable, in full force and effect and subsisting in all material respects.

(g)    To the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Owned Intellectual Property Right or Licensed Intellectual Property Right in any material respect.
(h)    The Company and the Company Subsidiary have taken reasonable steps in accordance with normal industry practice to (i) record, protect and maintain their rights, title and interests in and to all material Intellectual Property Rights of the Company or the Company Subsidiary, (ii) maintain the confidentiality of all Intellectual Property Rights of the Company or the Company Subsidiary, the value of which to the Company or the Company Subsidiary is contingent upon maintaining the confidentiality thereof.
(i)    To the extent that any material Owned Intellectual Property Right has been developed or created by a third party (including any current or former employee of the Company or the Company Subsidiary) for the Company or the Company Subsidiary, the Company or the Company Subsidiary, as the case may be, has a written agreement with such third party with respect thereto, and the Company or the Company Subsidiary thereby either (i) has obtained ownership and is the exclusive owner or is the co-owner of or (ii) has obtained a valid right to exploit, sufficient for the conduct of its business as currently conducted or proposed to be conducted in the Company SEC Documents, such material Owned Intellectual Property Right.
(j)    The Company IT Assets operate and perform in a manner that permits the Company and the Company Subsidiary to conduct their respective businesses as currently conducted in all material respects. To the knowledge of the Company, no Person has gained unauthorized access to any material confidential or proprietary business information or trade secret information of the Company by breaching the Company IT Assets, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and the Company Subsidiary take commercially reasonable actions to protect the confidentiality, integrity and security of the material Company IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption.
Section 3.18    Property.
(a)    Neither the Company nor the Company Subsidiary owns any real property.
(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each material lease, sublease and other agreement (the “Company Real Property Leases”) under which the Company or the Company Subsidiary uses or occupies or has the right to use or occupy any material real property at which the material operations of the Company and the Company Subsidiary are conducted as of the date hereof (the “Company Leased Real Property”), is valid, binding and in full force and effect, subject to the Bankruptcy and Equity Exception, (ii) no uncured default of a material nature on the part of the Company or, if applicable, the Company Subsidiary or, to the knowledge of the Company, the landlord thereunder exists with respect to any Company Real Property Leases and (iii) the Company and the Company Subsidiary has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Company Real Property

Leases, the Company Leased Real Property, free and clear of all Liens, other than Company Permitted Liens.
(c)    The Company and the Company Subsidiary have good and valid title to, or good and valid leasehold interests in or other comparable contract rights to use, all of the tangible personal property and other tangible assets reflected as owned, leased or used by it on the most recent consolidated balance sheet of the Company contained in the Company SEC Documents filed prior to the date hereof (except for properties or assets that have been sold or disposed of in the Ordinary Course of Business since the date of such balance sheet), in each case free and clear of any Liens (other than Company Permitted Liens)~~,~~ and except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No representation or warranty is made under this Section 3.18(c) with respect to any Intellectual Property Rights.
Section 3.19    Opinion of Financial Advisor. The Company Board has received the opinion of Lazard Frères & Co. LLC (the “Company Financial Advisor”) to the effect that, as of the date of such opinion and subject to the various limitations, qualifications, assumptions and other matters set forth therein, the consideration to be received by the holders of Company Common Stock pursuant to this Agreement and the CVR Agreement is fair, from a financial point of view, to such holders. Solely for informational purposes, promptly following the execution of this Agreement by the Parties, the Company shall furnish to Parent an accurate and complete copy of such opinion. The Company and Parent have been authorized by the Company Financial Advisor to permit the inclusion of such opinion in its entirety and references thereto in the Proxy Statement, subject to prior review and consent by the Company Financial Advisor.
Section 3.20    Required Vote; State Takeover Statutes.
(a)    The Company Stockholder Approval is the only vote of the holders of securities of the Company required to adopt this Agreement and to consummate the Transactions.
(b)    Assuming the accuracy of the representations and warranties set forth in Section 4.9, the Company Board has taken all action necessary to render Section 203 of the DGCL, and any similar provisions in the Company Governing Documents or any other Takeover Statute, inapplicable to this Agreement, the CVR Agreement, the Voting Agreement and the Transactions and no other Takeover Statute is applicable to this Agreement, the CVR Agreement, the Voting Agreement or the Transactions. There is no stockholder rights plan, “poison pill” or similar device in effect to which the Company or the Company Subsidiary is subject, party or otherwise bound.
Section 3.21    Material Contracts.
(a)    Except for this Agreement, Section 3.21 of the Company Disclosure Letter contains an accurate and complete list, as of the date of this Agreement, of each Contract (other than any Company Benefit Plan) described below in this Section 3.21(a) under which the Company or the Company Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts of the type described in this Section 3.21(a) or otherwise set forth in Section 3.21(a) of the Company Disclosure Letter being referred to herein as the “Material Contracts”):
(i)    each Contract that (A) limits in any material respect the freedom of the Company or any of its affiliates to compete in any line of business, therapeutic area or geographic region, or with any Person or (B) containing “most favored nation” provisions, any exclusive dealing arrangement or any arrangement that grants any right of first refusal, first offer, first negotiation or similar preferential right;
(ii)    any partnership, joint venture, strategic alliance, collaboration, co-promotion or research and development project Contract which is material to the Company and the Company Subsidiary;
(iii)    each Contract that (A) (1) involved the expenditure by the Company and/or the Company Subsidiary of more than (x) $250,000 for the one-year period ended December 31, 2021 or (y) $500,000 in the aggregate or (2) is reasonably expected to involve future expenditures by the Company and/or the Company Subsidiary of more than (x) $250,000 in the one-year period following the date hereof or (y) $500,000 in the aggregate, and (B) cannot be terminated by the Company or the Company Subsidiary on less than sixty (60) days’ notice without material payment or penalty;
(iv)    each acquisition or divestiture Contract or material licensing agreement that contains representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations) that (A) involved the receipt or making of payments of more than (1) $250,000 for the one-year period ended December 31, 2021 or (2) $500,000 in the aggregate or (B) would reasonably be expected to result in the receipt or making of future payments by the Company and/or the Company Subsidiary in excess of (1) $250,000 in the one-year period following the date hereof or (2) $500,000 in the aggregate;
(v)    each Contract relating to outstanding Indebtedness of the Company or the Company Subsidiary for borrowed money or any financial guaranty thereof (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $250,000 other than (A) Contracts solely among the Company and the Company Subsidiary and (B) financial guarantees entered into in the Ordinary Course of Business not exceeding $250,000, individually or in the aggregate;
(vi)    any Contract with a Related Party, except any employment or similar agreements or confidentiality agreements, invention assignment agreements and non-competition agreements in favor of the Company or indemnification agreements with director and officers, Company Benefit Plans or Contracts in connection therewith;
(vii)    any Contract (excluding licenses for commercial off the shelf computer software that are generally available on nondiscriminatory pricing terms or licenses contained in service Contracts related to pre-clinical or clinical development of any medicine to the extent the licenses contained therein are incidental to such Contract, immaterial, non-exclusive and granted in the Ordinary Course of Business) to which the Company or the Company Subsidiary is a party or otherwise bound and pursuant to which the Company or the Company Subsidiary (A) is granted any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any Patents) with respect to any Intellectual Property Right of a third party or (B) has granted to a third party any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any Patents) with respect to any Intellectual Property Right, and, in the case of both (A) and (B), which Contract is material to the Company and the Company Subsidiary, taken as a whole;
(viii)    any stockholders, investors rights, registration rights or similar agreement or arrangement;
(ix)    any Contract (A) with sole-source or single-source suppliers of material tangible products or services, and which Contract is material to the Company and the Company Subsidiary, taken as a whole, or (B) pursuant to which the Company or the Company Subsidiary has agreed to purchase a minimum quantity of goods relating to any product or product candidate or has agreed to purchase goods relating to any product or product candidate exclusively from a certain party, and which Contract is reasonably expected to involve future expenditures by the Company or the Company Subsidiary of more than $250,000 in any one-year period following the date hereof;
(x)    any Contract pursuant to which the Company or the Company Subsidiary has continuing obligations or interests involving (A) “milestone” or other similar contingent payments, including upon the achievement of regulatory or commercial milestones, or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company or the Company Subsidiary, in each case that cannot be terminated by the Company or the Company Subsidiary without penalty without more than sixty (60) days’ notice without material payment or penalty;
(xi)    any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value in excess of $100,000;
(xii)    each Contract (A) relating to the employment of, or the performance of services by, any director, officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or employee which obligate or may in the future obligate the Company or the Company Subsidiary to make any severance, termination or similar payment to any current or former employee, or pursuant to which the Company or the Company Subsidiary may be obligated to make any bonus or similar payment to any current or former employee or director upon the consummation of the Transactions or (B) that provides for indemnification of any current or former officer, director or employee;
(xiii)    any Contract involving the settlement of any Proceeding or threatened Proceeding (or series of related, Proceedings) (A) which (x) can reasonably be expected to (x) involve payments after the date hereof, or involved payments, in excess of $250,000 or (y)  impose monitoring or reporting obligations to any other Person outside the Ordinary Course of Business or material restrictions on the Company or the Company Subsidiary or (B) with respect to which material conditions precedent to the settlement have not been satisfied;
(xiv)    each Company Real Property Lease;
(xv)    any Contract relating to any loan or other extension of credit made by the Company or the Company Subsidiary in an amount in excess of $250,000 other than Contracts solely among the Company and the Company Subsidiary;
(xvi)    any Contract with any Governmental Entity; and
(xvii)    any Contract not otherwise described in any other subsection of this Section 3.21(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company and not otherwise filed with the SEC prior to the date of this Agreement.
(b)    The Company has provided to Parent prior to the date of this Agreement, an accurate and complete copy of each Material Contract as in effect on the date of this Agreement. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Material Contracts is valid, binding and in full force and effect and is enforceable in accordance with its terms by the Company and the Company Subsidiary, as applicable, subject to the Bankruptcy and Equity Exception. Neither the Company nor the Company Subsidiary is in default under any Material Contract, nor, to the knowledge of the Company, does any condition exist that, with notice or lapse of time or both, would constitute a default thereunder by the Company or the Company Subsidiary, except, in each case, as would not, individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no other party to any Material Contract is in default thereunder, nor does any condition exist that, with notice or lapse of time or both, would constitute a default thereunder of such other party, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor the Company Subsidiary has received any notice of termination or cancellation under any Material Contract or received any notice of breach or default in any respect under any Material Contract, which breach has not been cured, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(c)    Neither the Company nor the Company Subsidiary has received any notices seeking (i) to excuse a third-party’s non-performance, or delay a third party’s performance, under existing Material Contracts due to interruptions caused by COVID-19 (through invocation of force majeure or similar provisions, or otherwise) or (ii) to modify any existing contractual relationships due to COVID-19, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.22    Insurance. Section 3.22 of the Company Disclosure Letter lists all material insurance policies, fidelity bonds and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company and the Company Subsidiary (collectively, the “Insurance Policies”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all of the Insurance Policies are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business, all premiums thereon have been timely paid or, if not yet due, accrued. As of the date of this Agreement, there is no material claim pending under the Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of the Insurance Policies or bonds. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiary are in compliance in all material respects with the terms of the Insurance Policies. To the knowledge of the Company, as of the date of this Agreement, there is no threatened termination of, or material premium increase with respect to, any of the Insurance Policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor the Company Subsidiary has made any claims on the Insurance Policies, including business interruption insurance, as a result of COVID-19.
Section 3.23    Finders and Brokers. Except for the Company Financial Advisor, an accurate and complete copy of whose engagement agreement has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or the Company Subsidiary who might be entitled to any fee or commission from the Company or any of its affiliates in connection with the Transactions.
Section 3.24    Anti-Corruption; Sanctions.
(a)    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor the Company Subsidiary, nor any of their respective directors, officers or employees, nor, to the knowledge of the Company, any other Person acting on behalf of the Company or the Company Subsidiary, has, at any time during the past five (5) years, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable) and (ii) neither the Company nor the Company Subsidiary, nor any of their respective directors, officers or employees, are, or at any time during the past five (5) years have been, subject to any actual, pending, or, to the knowledge of the Company threatened Proceedings, or made any voluntary disclosures to any Governmental Entity, involving the Company or the Company Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA. The Company and the Company Subsidiary has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiary as required by the FCPA in all material respects. The Company and the Company Subsidiary has instituted policies and procedures reasonably designed to ensure compliance in all material respects with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force. To the knowledge of the

Company, no officer, director, or employee of the Company or the Company Subsidiary is a Government Official.
(b)    Neither the Company nor the Company Subsidiary, nor any of their respective directors, officers or employees, nor, to the knowledge of the Company, any other Person acting on behalf of the Company or the Company Subsidiary (i) is or has been a Sanctioned Person, (ii) has in the past five (5) years engaged in, has any plan or commitment to engage in, direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of the Company or the Company Subsidiary, or (iii) has in the past five (5) years violated, or engaged in any conduct sanctionable under, any Sanctions Law, U.S. or applicable foreign law or regulation pertaining to export controls, or applicable antiboycott Laws or regulations, nor to the knowledge of the Company, been the subject of an investigation or allegation of such a violation or sanctionable conduct.
Section 3.25    Affiliate Transactions. No (a) present or former officer or director of the Company or the Company Subsidiary, (b) beneficial owner (as defined in Rule 13d-3 under the 1934 Act) of 5% or more of the outstanding shares of Company Common Stock or (c) affiliate or “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any Person described in the foregoing clauses (a) or (b) (each of the foregoing, a “Related Party”) is a party to any actual or proposed transaction, agreement, commitment, arrangement or understanding with the Company or the Company Subsidiary or has engaged in any transaction with the Company or the Company Subsidiary since January 1, 2020, excluding any employment or similar agreement, confidentiality agreement, invention assignment agreement, noncompetition agreement, indemnification agreement with any present or former officer or director the Company or the Company Subsidiary, Company Benefit Plan or Contract in connection therewith.
Section 3.26    No Other Representations and Warranties. Except for the representations and warranties made by Parent and Merger Sub that are expressly set forth in Article IV or for factual statements or assertions contained in any notice or certificate delivered pursuant to this Agreement, the Company acknowledges and agrees that (a) it has not relied on, and hereby disclaims reliance on, (i) any representations or warranties (whether express or implied, arising at Law or otherwise or oral or written) and (ii) the information and materials made available by or on behalf of Parent, Merger Sub, their affiliates and any of their respective Representatives and the accuracy or completeness of such information or materials, and (b) Parent, Merger Sub and their respective affiliates and any of their respective Representatives disclaim (i) all representations and warranties, (ii) all information and materials that have been made available, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives or management presentations in expectation of the Transactions, and the accuracy and completeness thereof, and (iii) all liability for all representations or warranties and all information and materials that have been made available and the accuracy and completeness thereof. Notwithstanding anything to the contrary in this Agreement (including the foregoing), nothing in this Agreement shall relieve any Person for liability for Fraud.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB
Parent and Merger Sub jointly and severally represent and warrant to the Company as set forth below.
Section 4.1    Qualification, Organization, etc. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
Section 4.2    Corporate Authority Relative to this Agreement; No Violation.
(a)    Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement and the CVR Agreement and to consummate the Transactions, including the Merger. The execution and delivery of this Agreement and the CVR Agreement and the consummation of the Transactions have been duly and validly authorized by the board of directors of Parent (the “Parent Board”) and, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the Transactions. Prior to the execution of this Agreement, the Parent Board unanimously authorized and approved this Agreement, the CVR Agreement and the Transactions on the terms and subject to the conditions set forth herein. Parent, as sole stockholder of Merger Sub, has duly executed and delivered to Merger Sub a written consent adopting this Agreement, such written consent by its terms to become effective immediately following the execution of this Agreement, and promptly following the execution of this Agreement, Merger Sub shall promptly deliver to the Company a copy of such written consent. This Agreement has been, and as of the Effective Time the CVR Agreement will have been, duly and validly executed and delivered by Parent and Merger Sub. Assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(b)    Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the Exchange Act, (iii) the HSR Act, (iv) EA 2002, (v) Section 721 and (vi) any applicable requirements of the LSE, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent and Merger Sub of the

Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)    The execution and delivery by Parent and Merger Sub of this Agreement and the CVR Agreement do not, and, the consummation of the Transactions and compliance with the provisions of this Agreement and the CVR Agreement will not, (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right binding upon Parent or any Parent Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of Parent or any Parent Subsidiaries, other than Parent Permitted Liens, (ii) conflict with or result in any violation of any provision of the Parent Governing Documents or any of the organizational documents of any Parent Subsidiary or Merger Sub or (iii) conflict with or violate any Laws applicable to Parent or any of Parent’s Subsidiaries or any of their respective properties or assets, except as would not, in the case of clauses (i) and (iii), reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.3    Investigations; Litigation. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any Parent Subsidiary or any of their respective properties, rights or assets, (b) there is no Proceeding pending (or, to the knowledge of Parent, threatened) against Parent or any Parent Subsidiary or any of their respective properties, rights or assets and (c) there is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Entity outstanding against Parent or any Parent Subsidiaries.
Section 4.4    Information Supplied. The information relating to Parent and the Parent Subsidiaries to be contained in or incorporated by reference in, or otherwise supplied by or on behalf of Parent in writing for inclusion in, the Proxy Statement will not, on the date the Proxy Statement or any amendment or supplement thereto is first mailed to the stockholders of the Company or at the time of the Stockholders’ Meeting (as it may be adjourned or postponed in accordance with the terms hereof), contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing provisions of this Section 4.4, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Proxy Statement or any amendments or supplements thereto based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein.
Section 4.5    No Required Vote. No vote of the holders of securities of Parent is required for Parent to consummate the Transactions.

Section 4.6    Finders and Brokers. Except for Centerview Partners, no investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of Parent or any of the Parent Subsidiaries who might be entitled to any fee or commission from Parent or any of its affiliates in connection with the Transactions.
Section 4.7    Financing. Parent will have at Closing, directly or through one or more affiliates, all funds necessary to consummate the Transactions, including the making of all required payments in connection with the Transactions, including payment of the Upfront Consideration and all other amounts to be paid pursuant to this Agreement and associated costs and expenses of the Transactions on the Closing Date (for the avoidance of doubt other than the payment obligations described in the second sentence of this Section 4.7). On each Milestone Payment Date (as defined in the CVR Agreement), Parent will have sufficient cash, available lines of credit or other sources of immediately available funds to satisfy Parent’s cash payment obligations under the CVR Agreement, including payment of the applicable Milestone Payment and any fees and expenses of, or payable by, Parent in connection with the transactions contemplated by the CVR Agreement.
Section 4.8    Solvency. Neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company. Assuming (a) that the Company and the Company Subsidiary have complied with and satisfied in all material respects all of their respective covenants, agreements and obligations hereunder, (b) the representations and warranties set forth in Article III are true and correct in all material respects as of the Closing, and (c) that the Company and the Company Subsidiary are Solvent immediately prior to Closing, then immediately after giving effect to all of this Agreement, the payment of the aggregate Merger Consideration and any other repayment or refinancing of debt that may be contemplated, and payment of all related fees and expenses, the Surviving Corporation will be Solvent. For purposes of this Section 4.8, the term “Solvent” with respect to the Surviving Corporation means that, as of any date of determination, (i) the amount of the fair saleable value of the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, exceeds, as of such date, the sum of (x) the value of all liabilities of the Surviving Corporation and its Subsidiaries, taken as a whole, including contingent and other liabilities, as of such date, as such quoted terms are generally determined in accordance with the applicable Laws governing determinations of the solvency of debtors, and (y) the amount that will be required to pay the probable liabilities of the Surviving Corporation and its Subsidiaries, taken as a whole on its existing debts (including contingent liabilities) as such debts become absolute and matured; (ii) the Surviving Corporation will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged by Parent following such date; and (iii) the Surviving Corporation will be able to pay its liabilities, including contingent and other liabilities, as they mature.
Section 4.9    Stock Ownership. Neither Parent, Merger Sub or any of their respective “affiliates” or “associates” (as defined in Section 203 of the DGCL) is, nor at any time during the past three (3) years has been, an “interested stockholder” of the Company as defined either in the Company Certificate or in Section 203 of the DGCL. Neither Parent nor any Parent Subsidiaries directly or indirectly owns, and at all times for the past three (3) years, neither Parent nor any

Parent Subsidiaries has owned, beneficially or otherwise, in excess of 1% of the shares of Company Common Stock, except pursuant to the Voting Agreement.
Section 4.10    No Merger Sub Activity. Since the date of its formation, Merger Sub has not engaged in any activities other than in connection with this Agreement.
Section 4.11    No Other Representations and Warranties. Except for the representations and warranties made by the Company that are expressly set forth in Article III or for factual statements or assertions contained in any notice or certificate delivered pursuant to this Agreement, Parent acknowledges and agrees that (a) it has not relied on, and hereby disclaims reliance on, (i) any representations or warranties (whether express or implied, arising at Law or otherwise or oral or written) and (ii) the information and materials made available by or on behalf of the Company or any of its affiliates or any of their respective Representatives and the accuracy or completeness of such information or materials (except to the extent that such matters are the subject of a representation or warranty expressly made by the Company in Article III), and (b) the Company, its affiliates and its and their respective Representatives disclaim (i) all representations and warranties, (ii) all information and materials that have been made available, including any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives or management presentations in expectation of the Transactions, and the accuracy and completeness thereof, and (iii) all liability for all representations or warranties and all information and materials that have been made available and the accuracy and completeness thereof. Notwithstanding anything to the contrary in this Agreement (including the foregoing), nothing in this Agreement shall relieve any Person for liability for Fraud.
ARTICLE V.
COVENANTS RELATING TO CONDUCT
OF BUSINESS PENDING THE MERGER
Section 5.1    Conduct of Business by the Company. The Company agrees that between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, except (1) as set forth in Section 5.1 of the Company Disclosure Letter, (2) as specifically permitted or required by this Agreement, (3) as required by Law, (4) any actions reasonably undertaken by the Company or the Company Subsidiary to protect the health and safety of Company and Company Subsidiary employees and to ensure compliance with COVID-19 Measures, or (5) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (a) the Company shall and shall cause the Company Subsidiary to conduct its business in the Ordinary Course of Business, and (b) use their respective reasonable best efforts to preserve intact its and their present business organizations, insurance coverage, relationships with Governmental Entities and suppliers with whom it and they have material business relations, and retain the services (subject to the limitations imposed on the Company and the Company Subsidiary in this Agreement) of its present executive officers, directors and director-level employees, and (c) without limiting the generality of the foregoing, except as specifically permitted or required by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter, as specifically required by Law, or for

COVID-19 Measures, the Company shall not, and shall not permit the Company Subsidiary to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):
(i)    authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares or other securities of the Company or the Company Subsidiary), except dividends and distributions paid or made by the Company Subsidiary to the Company, distributions under the Company Equity Plans and distributions resulting from the vesting or exercise of Company Stock Options or Company Warrants or the vesting and settlement of Company RSU Awards or Company PSU Awards;
(ii)    split, combine, reduce or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;
(iii)    in each case except as required by applicable Law, the provisions of the Company Benefit Plans as in effect on the date hereof or the provisions of this Agreement: (A) establish, adopt, amend or terminate any Company Benefit Plan (other than consulting agreements terminable on notice of 30 days or less without any termination obligations of the Company, and offer letters that contemplate “at will” employment with severance, change in control or retention benefits consistent with current arrangements with similarly situated employees) or amend the terms of any outstanding Company Equity Awards, (B) grant or provide any severance or termination payments or benefits to any director, officer, employee or other service provider of the Company or the Company Subsidiary, (C) increase the compensation, bonus or pension, welfare, severance or other benefits of or pay any bonus to any director, officer, employee or other individual service provider of the Company or the Company Subsidiary, (D) take any action to accelerate the vesting, payment, or funding of compensation or benefits under any Company Benefit Plan (including any Company Equity Awards), (E) forgive any loans to directors, officers or employees of the Company or the Company Subsidiary, or (F) hire or terminate the employment or services of (other than for cause or due to death or disability) any officer, employee in a position of Vice President or higher or any individual consultant who has a target annual cash compensation greater than $250,000; provided, that nothing contained herein shall prohibit the Company from (x) increasing or otherwise modifying or supplementing salaries, wages, benefits or other compensation with respect to the 2023 calendar year in the Ordinary Course of Business; or (y) hiring an employee or entering into a contract for services to be provided by a consultant to replace an employee or consultant of the Company or the Company Subsidiary whose employment or consulting relationship is terminated for any reason on or after the date hereof, so long as the terms of the salary, target annual bonus opportunity and other benefits offered to such replacement employee or consultant are substantially similar, or not materially different than, those of the employee or consultant of the Company or the Company Subsidiary whose employment or consulting relationship has been terminated;

(iv)    make any change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or Governmental Entity;
(v)    acquire, including by merger, consolidation or acquisition of stock or assets or any other business combination or by any other manner, any corporation, partnership, other business organization or any business, division or equity interest thereof;
(vi)    amend or propose to amend (A) the Company Governing Documents or (B) any of the equivalent organizational documents of the Company Subsidiary;
(vii)    issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock, voting securities or other equity interest in the Company or the Company Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Company Equity Award under any existing Company Equity Plan (except as otherwise required by the express terms of any Company Equity Award outstanding on the date hereof), other than issuances of shares of Company Common Stock in respect of the Company Equity Awards or loans outstanding under the Note Purchase Agreement (in accordance with the terms thereof) or in connection with any exercise of Company Stock Options or Company Warrants or the vesting or settlement of Company Equity Awards outstanding on the date hereof and in accordance with their respective present terms (or as amended in accordance with this Agreement) or granted following the date hereof in accordance with this Agreement;
(viii)    directly or indirectly, purchase, redeem or otherwise acquire any shares of capital stock or any rights, warrants or options to acquire any such shares of capital stock of the Company or the Company Subsidiary, except for (A) acquisitions of shares of Company Common Stock in satisfaction by holders of Company Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto and (B) the acquisition by the Company of Company Equity Awards in connection with the forfeiture of such Company Equity Awards;
(ix)    incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for transactions at the stated maturity of such Indebtedness and required amortization or mandatory prepayments;
(x)    make any loans to any other Person, except for loans among the Company and the Company Subsidiary;

(xi)    (A) sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Company Permitted Liens), any of its material properties or assets (including shares of capital stock or other equity interests of the Company or the Company Subsidiary), except for sales of inventory, or dispositions of obsolete or worthless equipment, in each case, in the Ordinary Course of Business or (B) waive or assign any claims or rights of material value;
(xii)    (A) compromise or settle any claim, litigation, investigation or proceeding, in each case made or pending by or against the Company or the Company Subsidiary (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their employees, officers or directors in their capacities as such, other than the compromise or settlement of claims, litigation, investigations or Proceedings that: (1) are for an amount not to exceed $10,000, individually or in the aggregate, (2) do not involve an admission of guilt or impose any injunctive relief or a material restriction on the Company and the Company Subsidiary and (3) do not provide for the license of any material Intellectual Property Right or (B) commence any material claim, litigation, investigation or proceeding, other than in the Ordinary Course of Business;
(xiii)    make, revoke or change any material Tax election, change any Tax accounting period or method of Tax accounting, file any amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, or surrender any right to claim a material Tax refund;
(xiv)    except for $100,000 in capital expenditures incurred in the Ordinary Course of Business, make any new capital expenditure or expenditures, or commit to do so;
(xv)    take any of the actions set forth on Section 5.1(xv) of the Company Disclosure Letter;
(xvi)    without limitation of clause (xv), except in the Ordinary Course of Business or in connection with any transaction to the extent specifically permitted by any other subclause of this Section 5.1, (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract, or (B) materially modify, materially amend or terminate any Material Contract or waive, release or assign any material rights or claims under any Material Contract; or
(xvii)    agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.2    Solicitation by the Company.
(a)    No Solicitation or Negotiation. From and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, and except as otherwise specifically provided for in this Section 5.2, the Company shall not, and shall cause the Company Subsidiary and its and their respective officers, directors and employees not to, and shall use its reasonable best efforts to cause its and their respective other Representatives on behalf of the Company (including directing them) not to, directly or indirectly:
(i)    solicit, initiate, or knowingly encourage or facilitate (including by way of furnishing information) any inquiry regarding, or the submission of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal;
(ii)    engage or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information or data with respect to any Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal; or
(iii)    take any action to exempt any Person (other than Parent and the Parent Subsidiaries) from the restrictions on “business combinations” or any similar provision contained in any applicable Takeover Statute or the Company Governing Documents
The Company shall, shall cause the Company Subsidiary and its and their respective officers, directors and employees to, and shall use commercially reasonable efforts to cause (including by directing them) its and their respective other Representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to any Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Competing Proposal, and promptly instruct or otherwise request (in each case, to the extent it has contractual authority to do so and has not already done so prior to the date of this Agreement), any Person that has executed a confidentiality or non-disclosure agreement in connection with any such Competing Proposal or potential Competing Proposal to return or destroy all such non-public information or documents or material incorporating confidential information in the possession of such Person or its Representatives in accordance with the terms of such confidentiality or non-disclosure agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company and the Company Subsidiary and its and their respective Representatives may in response to a bona fide, written Competing Proposal (or any written indication by any Person that it may be considering making a Competing Proposal) (A) seek to clarify and understand the terms and conditions of any such Competing Proposal (or indication or amended proposal) solely to determine whether such Competing Proposal or indication constitutes or would reasonably be expected to lead to a Superior Proposal and (B) inform a Person that has made any such Competing Proposal of the provisions of this Section 5.2, in each case, so long as the Company, the Company Subsidiary and such Representatives otherwise comply with this Section 5.2 in connection therewith.

(b)    Fiduciary Exception to No Solicitation or Negotiation Provision. Notwithstanding the limitations set forth in Section 5.2(a) and subject to Section 5.2(c), if after the date hereof the Company receives, prior to the Company Stockholder Approval being obtained, a bona fide, written Competing Proposal from any Person that did not result from a breach of this Section 5.2 (other than any such breach that is immaterial in effect) and the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and the Company Financial Advisor) that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company may (i) furnish information with respect to the Company and the Company Subsidiary (including non-public information) to the Person that has made such Competing Proposal and its Representatives (including, for these purposes, sources of financing), if, prior to so furnishing such information, the Company receives from such Person an Acceptable Confidentiality Agreement; provided, in the case of this clause (i), that such information has previously been, or is substantially concurrently, made available to Parent, and (ii) engage in or otherwise participate in discussions or negotiations with the Person making such Competing Proposal regarding such Competing Proposal; provided, in the case of clauses (i) and (ii), that within twenty-four (24) hours of the first time that the Company furnishes any nonpublic information to or participates in any discussions or negotiations with any Person, the Company shall provide written notice to Parent of the identity of such Person and of the Company’s intention to furnish information to or participate in discussions or negotiations with such Person. The Company shall provide Parent with a summary of the material terms and conditions or a copy of the Acceptable Confidentiality Agreement entered into pursuant to this Section 5.2(b) for informational purposes only within twenty-four (24) hours of execution thereof (it being understood that the Company shall only be required to provide the notice required by this Section 5.2(b) on one occasion with respect to a particular Person).
(c)    Notice. The Company shall promptly (and, in any event, within forty-eight (48) hours) notify Parent in writing of the receipt by the Company or any of its Representatives of receipt of a Competing Proposal(or any written indication by any Person that it may be considering making a Competing Proposal). Any such notice to Parent shall include summaries of or copies of any written materials submitted in connection with such Competing Proposal (or indication) and indicate the identity of the Person making such Competing Proposal (or indication) and the material terms and conditions thereof. Thereafter the Company shall on a reasonable and prompt basis (and, in any event, within twenty-four (24) hours) (i) keep Parent reasonably informed on a current basis regarding any material change (including of any amendment, development, discussion or negotiation) to the material terms of any such Competing Proposal and the nature of any information requested of the Company or the Company Subsidiary or any of their respective Representatives with respect thereto and (ii) provide to Parent copies of any material written proposals, indications of interest or draft documentation (or, in the case of proposals or indications of interest delivered orally, shall provide to Parent a written summary of the material terms thereof). The Company agrees that it and the Company Subsidiary will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 5.2.

(d)    No Change of Recommendation. Except as expressly permitted by Section 5.2(e), the Company Board shall not (i) (A) withdraw, withhold, qualify or modify in a manner adverse to Parent, or resolve to or publicly propose to withdraw, withhold, qualify or modify in a manner adverse to Parent, the Company Board Recommendation, (B) fail to include the Company Board Recommendation in the Proxy Statement, (C) adopt, approve, endorse or recommend, or resolve to or publicly propose to adopt, approve, endorse or recommend, any Competing Proposal, (D) after receipt or public announcement of a Competing Proposal (other than a tender offer or exchange offer as discussed in (E) below), fail to publicly affirm the Company Board Recommendation within five (5) business days after a request by Parent to do so (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Stockholders’ Meeting) (which such request may not be made by Parent more than once with respect to any such Competing Proposal; provided that any subsequent modification to a Competing Proposal shall be treated as a new Competing Proposal for purposes of this limitation), or (E) following the commencement of a tender offer or exchange offer relating to the Company Common Stock by a Person unaffiliated with Parent, fail to affirm the Company Board Recommendation and recommend that the Company’s stockholders reject such tender offer or exchange offer within five (5) business days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Stockholders’ Meeting), it being agreed that the taking of no position or a neutral position by the Company Board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to recommend against acceptance of any such offer; (any action in this clause (i) being referred to as a “Change of Recommendation”) or (ii) cause or allow the Company or the Company Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, term sheet, Contract or commitment (other than an Acceptable Confidentiality Agreement referred to in Section 5.2(b)) constituting or relating to, or that is intended to or could reasonably be expected to lead to, any Competing Proposal (a “Company Acquisition Agreement”).
(e)    Fiduciary Exception to No Change of Recommendation Provision.
(i)    Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Stockholder Approval is obtained, the Company Board may make a Change of Recommendation and/or, if applicable, terminate this Agreement pursuant to Section 8.1(d)(i) if after receiving a bona fide, written Competing Proposal that did not result from a breach of Section 5.2 (other than any such breach that is immaterial in effect) the Company Board has determined in good faith (after consultation with the Company’s outside legal counsel and the Company Financial Advisor) that (A) such Competing Proposal constitutes a Superior Proposal and (B) in light of such Competing Proposal, the failure to take such action would be inconsistent with the fiduciary duties owed by the members of the Company Board under applicable Law; provided, however, that, prior to making such Change of Recommendation or terminating this Agreement pursuant to Section 8.1(d)(i), (1) the Company has given Parent at least five (5) business days’ prior written notice of its intention to take such action or actions with respect to a Superior Proposal (which notice shall specify the material terms and conditions of any such Superior Proposal, and which notice, or the public disclosure thereof, shall not constitute a Change of Recommendation) and has contemporaneously provided to Parent a reasonably detailed summary of the material terms of or a copy of the Superior Proposal, a copy of any proposed Company Acquisition Agreement with the Person making such Superior Proposal and a reasonably detailed summary of the material terms of or a copy of any financing commitments relating thereto (or, if not provided in writing to the Company, a written summary of the material terms thereof) (the “Matching Period”), (2) if requested by Parent, the Company has negotiated, and has made its Representatives reasonably available to negotiate, in good faith with Parent during the Matching Period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of the Matching Period, the Company Board shall have considered in good faith any written revisions to the terms of this Agreement proposed by and binding on Parent, and shall have determined in good faith (after consultation with the Company’s outside legal counsel and the Company Financial Advisor) that the Superior Proposal would nevertheless continue to constitute a Superior Proposal if the revisions proposed by and binding on Parent were to be given effect, and (4) in the event of any material change to any of the financial terms (including material changes to the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above of this proviso and a new Matching Period under clause (1) of this proviso shall commence (except that the five (5) business day period notice period referred to in clause (1) above of this proviso shall instead be equal to three (3) business days) during which time the Company shall be required to comply with the requirements of this Section 5.2(e)(i) anew with respect to such additional notice pursuant to clauses (1) through (4) above of this proviso; provided, further, that the Company has complied in all material respects with its obligations under this Section 5.2.
(ii)    Other than in connection with a Superior Proposal (which shall be subject to Section 5.2(e)(i) and shall not be subject to this Section 5.2(e)(ii)), nothing in this Agreement shall prohibit or restrict the Company Board from making a Change of Recommendation in response to an Intervening Event if the Company Board has determined in good faith (after consultation with the Company’s outside legal counsel) that the failure to take such action would be inconsistent with the fiduciary duties owed by the members of the Company Board under applicable Law; provided, however, that, prior to making such Change of Recommendation, (1) the Company has given Parent at least five (5) business days’ prior written notice of its intention to take such action, which notice shall specify the reasons therefor (and which notice, or the public disclosure thereof, shall not constitute a Change of Recommendation), (2) if requested by Parent, the Company has negotiated, and has made its Representatives reasonably available to negotiate, in good faith with Parent during such notice period after giving any such notice, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that such Intervening Event would not warrant the Company Board to make an Change of Recommendation (to the extent permitted)

pursuant to this Section 5.2(e)(ii), and (3) following the end of such notice period, the Company Board shall have considered in good faith any written revisions to the terms of this Agreement proposed by Parent, and shall have determined in good faith (after consultation with the Company’s outside legal counsel) that failure to make a Change of Recommendation in response to such Intervening Event would be inconsistent with the fiduciary duties owed by the members of the Company Board under applicable Law
(f)    Limits on Release of Standstill and Confidentiality. The Company and the Company Subsidiary shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, any standstill provision in any agreement to which the Company or the Company Subsidiary is a party, other than to the extent the Company Board has determined in good faith (after consultation with the Company’s outside legal counsel) that the failure to take such action would be inconsistent with the fiduciary duties owed by the members of the Company Board under applicable Law; provided that, in the case of any such action with respect to any standstill provision or similar obligation, such Person shall have agreed to the disclosure to Parent of any Competing Proposal made by such Person and the Company shall, concurrently and on substantially the same terms, offer to release, waive, amend, modify or grant permission under any corresponding standstill provision or similar obligation in any agreement to which Parent or any of its Subsidiaries is a party, including the Confidentiality Agreement.
(g)    Certain Permitted Disclosure. Nothing contained in this Section 5.2 shall prohibit the Company or the Company Board from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Company’s stockholders if the Company Board has determined in good faith, after consultation with its outside legal advisors, that the failure to do so would be inconsistent with the fiduciary duties owed by the members of the Company Board under applicable Laws with respect to the fact that a Competing Proposal has been made, the identity of the party making such Competing Proposal or the material terms of such Competing Proposal or that an Intervening Event has occurred (and, subject to the following proviso, no such disclosure shall, taken by itself, be deemed to be a Change of Recommendation), or (iii) from making any “stop, look and listen” communication or any other similar disclosure to the Company’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that the foregoing shall in no way eliminate or modify the effect that any such position or disclosure would otherwise have under this Agreement and any such position or disclosure that relates to a Competing Proposal or Intervening Event (other than any “stop, look and listen” communication) shall be deemed to be a Change of Recommendation unless the Company Board expressly and concurrently reaffirms the Company Board Recommendation.
(h)    Certain Definitions.
(i)    For purposes of this Agreement:
“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement (which need not prohibit the making of a Competing Proposal) with terms no less favorable in the aggregate to the Company than those contained in the Confidentiality

Agreement; provided that an Acceptable Confidentiality Agreement need not include a standstill or other similar obligation so long as the Company offers to amend the Confidentiality Agreement concurrently with execution of such Acceptable Confidentiality Agreement to remove any standstill or similar obligation in the Confidentiality Agreement.
“Competing Proposal” means any proposal or offer made by a Person or group (other than a proposal or offer by Parent or any of the Parent Subsidiaries), including any amendment or modification to any existing proposal or offer, which (1) is structured to permit (A) such Person or group to acquire beneficial ownership of at least twenty percent (20%) of the assets of, equity interest in, or businesses of, the Company (whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions), or (B) a merger, consolidation, recapitalization or other transaction that results in the stockholders of the Company immediately preceding such transaction holding less than eighty percent (80%) of the equity interests of the surviving or resulting entity of such transaction, in each case other than the Merger or (2) involves any sale or license of, or joint venture or partnership with respect to rights to OPNT003.
“Superior Proposal” means a bona fide written Competing Proposal (with references to 20% and 80% being deemed to be replaced with references to 50%) made after the date hereof and that did not result from or arise in connection with a breach of the Company’s obligations set forth in Section 5.2 (other than any such breach that is immaterial in effect), that the Company Board determines in good faith after consultation with the Company’s outside legal and financial advisor (A) would be more favorable to the stockholders of the Company from a financial point of view than the Merger, taking into account all financial, legal, regulatory and other relevant factors (including all the terms and conditions of such proposal or offer and this Agreement (including any changes to the terms of this Agreement proposed in writing by and binding on Parent in response to such offer or otherwise)) and (B) reasonably expected to be consummated on the terms proposed.
(ii)    For purposes of this Section 5.2:
References to the “Company Board” shall mean the Company Board or, to the extent applicable, a duly authorized committee thereof.
References to a “Person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Parent Subsidiaries.
Section 5.3    SEC Filings; Stockholders’ Meeting.
(a)    As promptly as reasonably practicable following the execution date of this Agreement, the Company shall prepare and file with the SEC a preliminary version of the proxy statement relating to the adoption of this Agreement by the Company’s stockholders (as amended and supplemented from time to time, the “Proxy Statement”). The Company shall use its reasonable best efforts to ensure that the Proxy Statement complies in all material respects with the applicable provisions of the Exchange Act. Parent shall furnish all information concerning itself, its affiliates and the holders of its shares to the Company and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement or any other proxy or consent solicitation statement with respect to any meeting of the Company stockholders and shall, as promptly as practicable after receipt thereof, provide Parent with copies of all written correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement or any other proxy or consent solicitation statement with respect to any meeting of the Company stockholders received from the SEC and advise Parent of any oral comments with respect to the Proxy Statement or any other proxy or consent solicitation statement with respect to any meeting of the Company stockholders received from the SEC. The Company shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement and to have the preliminary version of the Proxy Statement cleared by the SEC and its staff under the Exchange Act as promptly as practicable after the initial filing thereof. Notwithstanding the foregoing, prior to mailing the Proxy Statement or any other proxy or consent solicitation statement with respect to any meeting of the Company stockholders or responding to any comments of the SEC with respect thereto, the Company shall cooperate and provide Parent a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response) and consider in good faith any reasonable comments provided by Parent or any of its Representatives with respect thereto. No amendment or supplement to the Proxy Statement will be made by the Company without first providing Parent and its counsel a reasonable opportunity to review and comment thereon.
(b)    If, at any time prior to the receipt of the Company Stockholder Approval, any information relating to the Company or Parent, respectively, or any of their respective affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, respectively, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company. Nothing in this Section 5.3(b) shall limit the obligations of any Party under Section 5.3(a). For purposes of this Section 5.3, any information concerning or related to the Company, its affiliates or the Stockholders’ Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its affiliates will be deemed to have been provided by Parent.
(c)    As promptly as practicable following the date on which the SEC confirms that it has no further comments on the Proxy Statement or that the Company may commence mailing the definitive Proxy Statement, the Company shall, in accordance with applicable Law and the

Company Governing Documents, establish a record date for, duly call and give notice of, the Stockholders’ Meeting and file the definitive Proxy Statement. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the stockholders of the Company entitled to vote at the Stockholders’ Meeting and to convene and hold the Stockholders’ Meeting as soon as practicable after the filing of the definitive Proxy Statement (or such later date as the Parties shall agree). Except in each case to the extent that the Company Board shall have made a Change of Recommendation as permitted by Section 5.2 and subject to Section 5.2(h), the Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval. Notwithstanding the foregoing provisions of this Section 5.3(c), if, on a date for which the Stockholders’ Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Stockholders’ Meeting; provided that the Stockholders’ Meeting is not postponed or adjourned to a date that is in the aggregate more than thirty (30) days after the date for which the Stockholders’ Meeting was originally scheduled (other than, following consultation with Parent, any adjournments or postponements required by applicable Law, including adjournments or postponements to the extent required under applicable Law to ensure that any required supplement or amendment to the Proxy Statement is provided or made available to the Company stockholders or to permit dissemination of information which is material to stockholders voting at the Stockholders’ Meeting and to give the Company stockholders sufficient time to evaluate any such supplement or amendment or other information, provided that in no event shall the number of days by such the Stockholders’ Meeting is adjourned or postponed exceed thirty (30) days in the aggregate, less the number of days by which the Stockholders’ Meeting has been adjourned or postponed in order to obtain the Company Stockholder Approval). Once the Company has established a record date for the Stockholders’ Meeting, the Company shall not change such record date or establish a different record date for the Stockholders’ Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), unless, following consultation with Parent, required to do so by applicable Law or the Company Governing Documents. Without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the stockholders of the Company at the Stockholders’ Meeting.
Section 5.4    Tax Matters.
(a)    The Company shall cause all Tax Sharing Agreements (if any) to be terminated with respect to the Company and the Company Subsidiary on or prior to the Closing Date.
(b)    The Company and the Company Subsidiary (i) shall timely file all Tax Returns required to be filed on or prior to the Closing Date (taking into account any valid extensions of time to file such Tax Returns obtained in the Ordinary Course of Business) in a manner consistent with past practice (expect to the extent otherwise required by applicable Law or as otherwise required pursuant to this Agreement) and pay any Tax shown due thereon and (ii) shall maintain their respective books and records in a manner consistent with past practice.
Section 5.5    Interim Communications by the Company. The Company shall keep Parent reasonably informed of any material communications broadly disseminated to Service Providers, lenders, material suppliers or other Persons having material business relationships with the Company or the Company Subsidiary relating to the Transactions, which communications shall not, without the prior written consent of Parent, be inconsistent in substance with any public statements made jointly by the Parties or made by one Party in accordance with Section 6.3.
ARTICLE VI.
ADDITIONAL AGREEMENTS
Section 6.1    Access; Confidentiality; Notice of Certain Events.
(a)    From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, to the extent permitted by applicable Law, the Company shall, and shall cause the Company Subsidiary to, (i) upon request, provide to Parent and Parent’s Representatives reasonable access at reasonable times upon reasonable prior notice to the officers, employees and other personnel, agents, properties, offices and other facilities of the Company and the Company Subsidiary and to the books and records thereof (including for purposes of conducting regulatory compliance reviews and audits to allow Parent to be in compliance with its policies and procedures and any applicable Law at the Effective Time); and (ii) use reasonable best efforts to furnish promptly to Parent such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiary as Parent or its Representatives may reasonably request (including for purposes of conducting regulatory compliance reviews and audits to allow Parent to be in compliance with its policies and procedures and any applicable Law at the Effective Time); provided, however, that such investigation shall not unduly disrupt the Company’s operations, provided, further, that the Company shall not be required to provide access to or disclose any such information to the extent such access or disclosure would (A) based on the advice of Parent’s outside legal counsel and in the reasonable good faith judgment of the Company, result in the loss of attorney-client privilege of the Company or the Company Subsidiary, (B) violate applicable Law or (C) in the reasonable good faith judgment of the Company, violate confidentiality obligations owed to a Person and such confidentiality obligations that were in effect prior to the execution and delivery of this Agreement; provided, however, with respect to clauses (A), (B) and (C) of this Section 6.1, the Company shall use its reasonable best efforts to develop and alternative method for providing such information.
(b)    Parent will hold, and will cause its Representatives to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.1, in confidence to the extent required by and in accordance with the terms of the Confidentiality Agreement.

(c)    No inspection by Parent or any of its Representatives shall affect or be deemed to modify or waive any of the representations and warranties of the Company, the Company Subsidiary, Parent or Merger Sub set forth in this Agreement.
(d)    Notwithstanding anything to the contrary contained herein, each of the Company and Parent shall promptly notify the other of:
(i)    any written notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Merger or other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other Transactions;
(ii)    any legal proceeding commenced or, to any Party’s knowledge, threatened in writing against, such Party or any of its Subsidiaries or affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other Transaction;
(iii)    the occurrence or impending occurrence of any event or circumstance relating to it or the Company Subsidiary or any of the Parent Subsidiaries, respectively, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; and
(iv)     any inaccuracy of any representation or warranty or breach of covenant contained in this Agreement at any time during the term hereof that would reasonably be expected to cause the conditions set forth in Article VII not to be satisfied prior to the Outside Date;
provided, however, that the delivery of any notice pursuant to this Section 6.1(d) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in Article VII or give rise to any right to terminate under Article VIII, except for any such failure that constitutes a willful breach of this Agreement.
Section 6.2    Reasonable Best Efforts.
(a)    Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other Transactions as soon as practicable after the date hereof, including (i) preparing and filing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to use its reasonable best efforts to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained by such Party from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other Transactions and (ii)  using reasonable best efforts to take all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals as promptly as practicable. In furtherance and not in limitation of the foregoing, (A) each Party agrees to make (or cause to be made) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable (and unless otherwise agreed by the Parties, within fourteen (14) business days after the date of this Agreement), and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act, including responding to any Request for Additional Information and Documentary Material under the HSR Act as promptly as reasonably practicable, or any other Antitrust Information or Document Requests made of the Parties, and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable; (B) each Party agrees to submit (or cause to be submitted) a briefing paper to the CMA as promptly as practicable (and unless otherwise agreed by the Parties within fourteen (14) business days) after the date of this Agreement, and to supply as promptly as practicable any additional information and documentary material that the CMA may request, and to take all other actions to resolve or conclude any formal review under the EA 2002 and obtain clearance and approval to complete the Merger and the other Transactions from the CMA and (C) unless otherwise agreed by the Parties in writing, Parent and the Company shall submit, or cause to be submitted, (1) as promptly as practicable (and unless otherwise agreed by the Parties, within fourteen (14) business days) after the date of this Agreement, a draft of the joint notice to CFIUS (“CFIUS Notice”) contemplated under 31 C.F.R. § 800.501(g) with respect to the Transactions, (2) as promptly as practicable after receiving feedback from CFIUS regarding the draft CFIUS Notice referenced in clause (1), a formal CFIUS Notice as contemplated by 31 C.F.R. § 800.501(a), and (3) as soon as possible (and in any event in accordance with applicable regulatory requirements) any other submissions that are formally requested by CFIUS to be made, or which Parent determines should be made, in each case in connection with this Agreement and the Transactions. Parent shall bear the cost of any filing fees payable to Governmental Entities in connection with the filing of the Notification and Report Forms filed under the HSR Act or filings under EA 2002, and, the CFIUS Notice.
(b)    Each of Parent and the Company shall, in connection with the efforts referenced in Section 6.2(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the Transactions under the HSR Act or any other Antitrust Law, Section 721, and the CFIUS Approval, (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party under any Antitrust Law, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity with respect to any Antitrust Law, or CFIUS, by promptly providing copies to the other Party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party under any Antitrust Law, in each case regarding any of the Transactions; provided, however, that materials may be redacted (A) to remove references concerning the valuation of Parent, Company or any of their Subsidiaries, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege or confidentiality concerns; and (iii) permit the other Party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC, CFIUS or any other Governmental Entity with respect to the subject matter of this Section 6.2(b), or, in connection with any proceeding by a private party under any Antitrust Law, with any other Person (provided, however, that materials may be redacted (A) to remove references concerning the valuation of Parent, Company or any of their Subsidiaries, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege or confidentiality concerns), and to the extent permitted by the DOJ, the FTC, CFIUS, or any other applicable Governmental Entity or other Person with respect to the subject matter of this Section 6.2(b), give the other Party the opportunity to attend and participate in any in-person meetings with the DOJ, the FTC, CFIUS, or any other Governmental Entity or other Person with respect to the subject matter of this Section 6.2(b). Parent shall, on behalf of the Parties, control and lead all communications and strategy relating to the Antitrust Laws and Section 721 (provided that the Company is not constrained from complying with applicable Law); provided, further, that the Parties shall consult and cooperate with one another, and consider in good faith the views of one another, regarding the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party in connection with Proceedings under or relating to any Antitrust Law prior to their submission.
(c)    Without limiting the generality of the foregoing, if any action or proceeding is instituted challenging the Merger as violating any Antitrust Law, or if any decree, order, judgment, or injunction (whether temporary, preliminary, or permanent) is entered or enforced, by any Governmental Entity that would make the Merger illegal or otherwise delay or prohibit the consummation of the Merger, Parent and its affiliates shall take any and all actions to contest, resolve and defend any such claim, cause of action, or proceeding to avoid entry of, or to have vacated, lifted, reversed, repealed, rescinded, or terminated, any decree, order, judgment, or injunction (whether temporary, preliminary, or permanent) that prohibits, prevents, or restricts consummation of the Merger, in each case no later than thirty (30) days prior to the Outside Date. In addition, Parent shall use reasonable best efforts to enter into such commercially reasonable assurances or agreements requested or required by CFIUS or the President of the United States to obtain CFIUS Approval. Notwithstanding the foregoing or any other provision of this Agreement, in no event shall Parent or Merger Sub be required to offer, accept or agree to, and the Company shall not, without Parent’s prior written consent, offer, accept or agree to (i) divest, dispose of or hold separate, or cause the Company Subsidiary to dispose of or hold separate, (A) any portion of the businesses, operations, assets or products lines of Parent or any of its affiliates (including for the avoidance of doubt, any equity interests in the Company or the Company Subsidiary) or (B) except, in the case of this clause (B) as would not be material to the Company and the Company Subsidiary (taken as a whole), any portion of the businesses, operations, assets or product lines of the Company or the Company Subsidiary, (ii) restrict, prohibit or limit the ability of Parent or its affiliates, or the Company or the Company Subsidiary to (A) conduct its business or own any of its assets (other than the business or assets of the Company and the Company Subsidiary) or (B) except, in the case of this clause (B) as would not be material to the Company and the Company Subsidiary (taken as a whole), conduct any of the business or assets of the Company or the Company Subsidiary, (iii) restrain, prohibit or limit the ownership or operation by Parent, the Company or any of their respective Subsidiaries of (A) any of the business or assets of Parent or its affiliates (other than the business or assets of the Company and the Company Subsidiary) or (B) except, in the case of this clause (B) as would not be material to the Company and the Company Subsidiary (taken as a whole), any of the business or assets of the Company or the Company Subsidiary, (iv) cause Parent or any of the Parent Subsidiaries to divest any shares of Company Common Stock or (v) impose limitations on the ability of Parent or any of the Parent Subsidiaries effectively to acquire, hold or exercise full rights of ownership of, any shares of capital stock of the Surviving Corporation, including the right to vote any shares of capital stock of the Surviving Corporation acquired or owned by Parent or any of the Parent Subsidiaries on all matters properly presented to the stockholders of the Surviving Corporation or (vi) in connection with obtaining the CFIUS Approval, take any action that (X) would limit in any material respect its ability to own, control and operate the Company and the Company Subsidiary or integrate the Company and the Company Subsidiary (and their respective businesses, assets and properties) with those of Indivior PLC and its Subsidiaries at any point following the Effective Time or (Y) would reasonably be expected to adversely affect Indivior PLC and its Subsidiaries (assuming completion of the Merger and the other Transactions) in any material respect.
(d)    Without limitation of the other provisions of this Section 6.2, each of Parent and the Company shall use its reasonable best efforts to obtain all consents, waivers, authorizations and approvals of all third parties, other than Governmental Entities, necessary, proper or advisable for the consummation of the Transactions and to provide any notices to such third parties required to be provided prior to the Effective Time; provided, however, that without the prior written consent of Parent, the Company shall not incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement to obtain such consents or certificates in each case, that would have a Company Material Adverse Effect. Nothing in this Agreement shall require any Party to take or agree to take any action unless the effectiveness of such agreement or action is conditioned upon the Closing.
(e)    Parent will not, and will not permit any of the Parent Subsidiaries or affiliates to (i) acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of equity in), any Person that is engaged in the development or commercialization of products for the reversal of opioid overdose or (ii) acquire or agree to acquire any assets or rights to products for the reversal of opioid overdose, if such acquisition, merger or consolidation would reasonably be expected to (A) impose any delay in the obtaining of, or increase the risk of not obtaining, any consents, orders or other approvals of any Governmental Entity necessary to consummate the Merger or the expiration or termination of any applicable waiting period, (B) increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Merger, (iii) increase the risk of not being able to remove any such order on appeal or otherwise or (iv) delay or prevent the consummation of the Merger.
Section 6.3    Publicity. So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective affiliates, shall issue or cause the publication of any press release or other public announcement with respect to the Merger or this Agreement without the prior consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), unless such Party reasonably determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange, the LSE, or trading market to issue or cause the publication of any press release or other public announcement with respect to the Merger, this Agreement or the other Transactions, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement as far in advance as practicable and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that each Party and their respective affiliates may make statements that substantially reiterate (and are not inconsistent with) previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 6.3; provided, further, that the Company’s obligations regarding any communications regarding a Competing Proposal or Change of Recommendation shall be governed by Section 5.2 and not this Section 6.3.
Section 6.4    Directors’ and Officers’ Insurance and Indemnification. For not less than six (6) years from and after the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall and shall cause each of its Subsidiaries to, indemnify, defend and hold harmless all past and present directors and officers of the Company and the Company Subsidiary (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law; provided, however, that such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such Persons serving as an officer or director of the Company or the Company Subsidiary or of any Person serving at the request of the Company or the Company Subsidiary as a director, officer, employee or agent of another Person, to the fullest extent permitted by Law or provided pursuant to the Company Governing Documents or the organizational documents of the Company Subsidiary or any indemnification agreements, if any, in existence on the date of this Agreement. The Parties agree that for six (6) years after the Effective Time all rights to elimination or limitation of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in their respective certificate of incorporation or by-laws (or comparable organizational documents) or in any agreement shall survive the Merger and shall continue in full force and effect. For six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the provisions in (i) the Company Governing Documents and the organizational documents of the Company Subsidiary and (ii) any other agreements of the Company and the Company Subsidiary with any Indemnified Party, in each case, regarding elimination or limitation of liability, indemnification of officers, directors, employees and agents or other fiduciaries and advancement of expenses that are in existence on the date of this Agreement, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions) without the consent of such Indemnified Party. At or prior to the Effective Time, Parent shall purchase a single premium directors’ and officers’ liability insurance “tail policy” with a claims period of not less than six (6) years from the Effective Time for the benefit of the Company’s current directors and officers that provides coverage for acts and omissions as directors, officers, employees and agents of the Company or the Company Subsidiary occurring prior to the Effective Time (the “D&O Insurance Policy”) that is no less favorable than the Company’s existing policy as of the date of this Agreement or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, that Parent shall not be required to pay an aggregate cost for the D&O Insurance Policy in excess of 300% of the last annual premium paid prior to the date of this Agreement; provided, further, that, if Parent is unable to obtain such D&O Insurance Policy as of the Effective Time, the Company may purchase such a D&O Insurance Policy with an aggregate cost not in excess of 300% of the last annual premium paid prior to the date of this Agreement; provided, further, that if the D&O Insurance Policy is not obtained by either Parent or the Company at or prior to the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain in effect, for a period of six (6) years from the Effective Time, for the benefit of the Company’s current directors and officers with respect to their acts and omissions as directors, officers, employees or agents of the Company or the Company Subsidiary occurring at or prior to the Effective Time, a directors’ and officers’ liability insurance policy that is no less favorable than the Company’s existing policy as of the date of this Agreement or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided that the Surviving Corporation shall not be required to pay an annual premium for such insurance policy in excess of 300% of the last annual premium paid prior to the date of this Agreement, in which case the Surviving Corporation shall obtain the maximum amount of coverage reasonably available for 300% of the last annual premium paid prior to the date of this Agreement. Notwithstanding anything in this Section 6.4 to the contrary, if any Indemnified Party notifies Parent on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 6.4, the provisions of this Section 6.4 that require the Surviving Corporation to indemnify and advance expenses shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and Proceedings relating thereto. In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person or consummates any division transaction, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.4. The rights and obligations under this Section 6.4 shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The provisions of Section 6.4 are intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and their respective heirs.
Section 6.5    Takeover Statutes. The Parties shall (a) take all action necessary so that no Takeover Statute or, in the case of the Company, any similar provision of the Company Governing Documents, is or becomes applicable to the Agreement, the Voting Agreement, the Merger or any of the other Transactions and (b) if any such Takeover Statute or, in the case of the Company, any similar provision of the Company Governing Documents, is or becomes applicable to any of the foregoing, to take all reasonably necessary action so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Agreement, the Voting Agreement, the Merger and the other Transactions.
Section 6.6    Obligations of Merger Sub. Parent shall take all action necessary to cause each of Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to cause Merger Sub to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.
Section 6.7    Employee Benefits Matters.
(a)    Following the Closing, Parent shall, or shall cause the Surviving Corporation to, assume, honor and fulfill all of the Company Benefit Plans in accordance with their terms as in effect immediately prior to the Effective Time or as subsequently amended as permitted pursuant to the terms of such Company Benefit Plans. Notwithstanding the generality of the foregoing, for a period of twelve (12) months following the Effective Time, unless otherwise noted, Parent shall provide (or cause the Surviving Corporation or another affiliate of Parent to provide) to each employee of the Company or the Company Subsidiary who continues in employment with the Surviving Corporation or any of their respective affiliates following the Effective Time (each, a “Continuing Employee”) with (i) a base salary or hourly wage rate, as applicable, that, in each case, is no less than the base salary or hourly wage rate, as applicable, provided to such Continuing Employee immediately prior to the Effective Time, (ii) a cash bonus opportunity, but only through the end of the calendar year during which the Closing occurs, that is no less than the cash bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time, (iii) other employee benefits (including, without limitation, employee health, welfare, retirement, and fringe benefits), other than defined benefit pension, deferred compensation, equity incentive compensation, and severance or post-termination benefits, which are no less favorable in the aggregate than those employee benefits provided to such Continuing

Employee immediately prior to the Effective Time; and (iv) solely in the case of Continuing Employees who do not receive severance or post-termination benefits pursuant to any individual agreement, the severance benefits set forth on Schedule 6.7(a)(iii). Effective as of the Effective Time and thereafter, Parent shall provide, or shall cause the Surviving Corporation to provide, that periods of employment with the Company (including any current or former affiliate of the Company or any predecessor of the Company to the extent recognized by the Company) shall be taken into account for all purposes under all employee benefit plans maintained by Parent or an affiliate of Parent for the benefit of the Continuing Employees, including vacation or other paid time-off plans or arrangements, 401(k), pension or other retirement plans and any severance or health or welfare plans (other than for purposes of equity incentive compensation and determining any accrued benefit under any defined benefit pension plan or as would result in a duplication of benefits).
(b)    To the extent Parent offers coverage to a Continuing Employee under an employee benefit plan of Parent and its Subsidiaries (each, a “Parent Plan”) Parent shall, and shall cause the Surviving Corporation to, to the extent applicable, use reasonable best efforts to (i)  cause such Continuing Employee to be immediately eligible to participate, without any waiting time, in such Parent Plan to the extent that coverage under such Parent Plan is comparable to a Company Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time, (ii) cause to be waived any eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions with respect to such Continuing Employees under the applicable health and welfare benefits of such Parent Plan (except to the extent applicable under the comparable Company Benefit Plan immediately prior to the Effective Time), (iii) cause to be waived any and all evidence of insurability requirements with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employees under the comparable Company Benefit Plan immediately prior to the Effective Time, and (iv) with respect to a health plan, credit such Continuing Employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the Company Benefit Plans prior to the Closing Date during the year in which the Closing occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum for such year.
(c)    If requested by Parent in writing delivered to the Company not less than ten (10) business days before the Closing Date, the Company Board (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate any Company Benefit Plan intended to qualify under Section 401(a) of the Code that contains a cash or deferred arrangement (collectively, the “Company 401(k) Plans”), effective as of the day prior to the Closing Date. If Parent requests such termination, Parent shall cause a defined contribution plan maintained by Parent or its affiliates that is intended to qualify under Section 401(a) of the Code (the “Parent 401(k) Plan”), (and a related trust exempt from tax under Section 501(a) of the Code) to (i) permit participation by Continuing Employees as soon as practicable following the Closing Date, subject to and on terms and conditions no less favorable than those applicable to similarly situated employees of Parent and its affiliates, and (ii) permit the Continuing Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code and, for the avoidance of doubt, inclusive of loans), in the form of cash and, with respect to loans, notes, in an amount equal to the full account balance (inclusive of loans) distributed to such Continuing Employees from the Company 401(k) Plans to the Parent 401(k) Plan. The resolutions and actions required to effectuate such termination shall be subject to review and approval by Parent, which approval shall not be unreasonably withheld.
(d)    Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Corporation or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a Company Benefit Plan or a written agreement between Parent, the Surviving Corporation, the Company or any affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan or program covering such Continuing Employee. Nothing in this Agreement shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or employee benefit plan of Merger Sub, (ii) create any third party rights in any current or former service provider of the Company or its affiliates (or any beneficiaries or dependents thereof) or (iii) alter or limit the ability of the Surviving Corporation, Parent or any of their respective affiliates to amend, modify or terminate any Company Benefit Plan or other employee benefit, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.
(e)    As soon as reasonably practicable following the date hereof, the Company shall deliver to Parent a list of each “disqualified individual” (as defined in Section 280G of the Code) of the Company and the Company Subsidiary and (i) the Company’s reasonable, good faith estimate of the maximum amount (separately identifying single and double-trigger amounts and tax gross-up payments, if any) that could be paid to such disqualified individual as a result of any of the Transactions (alone or in combination with any other event) and (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such disqualified individual. Following the date hereof, the Company shall reasonably cooperate with Parent to minimize any negative tax consequences under Section 280G of the Code.
(f)    The Company shall provide Parent with a copy of any material written communications intended for broad-based and general distribution to any current or former employees of the Company or the Company Subsidiary if such communications relate to any of the Transactions, and will provide Parent with a reasonable opportunity to review and comment on such communications prior to distribution.
(g)    In the event the Closing Date occurs prior to the payment of annual bonuses with respect to calendar year 2023, then Parent shall, or shall cause the Surviving Corporation to, pay to each Continuing Employee such employee’s 2023 annual bonus, determined pursuant to the terms and conditions set forth in the applicable annual bonus program and based on actual achievement of performance goals. Such annual bonuses (less any applicable withholding Taxes)

shall be paid no later than December 31, 2023, subject to the Continuing Employee’s continued employment through the payment date; provided, however, if any such Continuing Employee’s employment is terminated by the Surviving Corporation (or Parent or any of its affiliates) without Cause or for Good Reason, in either case, prior to or on December 31, 2023, then such employee shall remain entitled to receive such employee’s 2023 bonus, to the extent earned based on actual achievement of such performance goals through December 31, 2023 and prorated for the portion of calendar year 2023 elapsed prior to the date of termination, on the date on which annual bonuses are paid to Continuing Employees generally under the annual bonus program.
Section 6.8    Rule 16b-3. Prior to the Effective Time, the Company and Parent shall, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company equity securities (including derivative securities) by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 6.9    Security Holder Litigation. Each Party shall provide the other Party prompt oral notice (but in any event within forty-eight (48) hours) of any litigation brought or threatened by any stockholder of that Party against such Party, any of its Subsidiaries and/or any of their respective directors or officers relating to the Merger, this Agreement or any of the Transactions. Unless, in the case of such litigation with respect to the Company, the Company Board has made a Change of Recommendation, the Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense, prosecution or settlement of any such litigation, and the Company shall not offer to settle any such litigation, nor shall any such settlement be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.9 and Section 5.1 or Section 6.2, the provisions of this Section 6.9 shall control.
Section 6.10    Delisting. Prior to the Effective Time, each of the Parties agrees to cooperate with the other Parties using its reasonable best efforts to take, or cause to take, all actions necessary to delist the Company Common Stock from the NASDAQ and terminate its registration under the Exchange Act; provided, however, that such delisting and termination shall not be effective until after the Effective Time.
Section 6.11    Treatment of Note Purchase Agreement.
(a)    The Company shall use commercially reasonable efforts to deliver to Parent a customary payoff letter (the “Payoff Letter”) executed by the Lenders (or their duly authorized agent or representative) with respect to the Note Purchase Agreement, to allow for the payoff, discharge and termination of such indebtedness (other than with respect to contingent obligations for which no claim has been made) and the security interests and guarantees thereto no later than the Closing.

(b)    Contemporaneously with the Closing, Merger Sub shall pay (or cause to be paid) the amount specified in the applicable Payoff Letter with respect thereto (including after giving effect to any per diem amount specified therein and any prepayment penalties, to the extent applicable) in cash in immediately available funds to the bank account(s) specified therein and, if requested by any Lender under the Note Purchase Agreement, enter into any Supplemental Agreement (as defined therein).
ARTICLE VII.
CONDITIONS TO CONSUMMATION OF THE MERGER
Section 7.1    Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to consummate the Merger shall be subject to the satisfaction at the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by Parent and the Company, as the case may be, to the extent permitted by applicable Law:
(a)    Stockholder Approval. The Company Stockholder Approval shall have been obtained;
(b)    Adverse Laws or Orders. (i) No Law shall have been enacted, promulgated or deemed applicable to the Merger by (A) any Governmental Entity of competent jurisdiction, acting pursuant to or seeking to enforce any Law other than any Antitrust Law, or (B) any Specified Governmental Entity, which prohibits or makes illegal the consummation of the Merger and (ii) there shall not be in effect any judgment, order, injunction, decree or ruling (whether temporary, preliminary or permanent) of (A) any Governmental Entity of competent jurisdiction, acting pursuant to or seeking to enforce any Law other than any Antitrust Law, or (B) any Specified Governmental Entity restraining, enjoining or otherwise prohibiting the consummation of the Merger;
(c)    Required Antitrust Clearances. (i) All waiting periods (and any extensions thereof) applicable to the Merger under the HSR Act shall have expired or been terminated, and (ii) no enquiry letter shall have been received by the Company or by either Party in respect of the Transactions from the CMA, and no formal review of the transactions shall have been commenced by the CMA, in either case pursuant to its powers under the EA 2002, that has not been resolved or concluded (in the case of a formal review, with the granting of clearance and approval to complete the Merger and the other Transactions) without the requirement or imposition of any measure described in the last sentence of Section 6.2(c).
(d)    No Governmental Litigation. There shall not be pending any claim, action, suit or proceeding by any Governmental Entity, acting pursuant to or to enforce any Law other than any Antitrust Law, that has not been resolved challenging or seeking to restrain or prohibit the consummation of the Merger. There shall not be pending any claim, action, suit or proceeding by any Specified Governmental Entity challenging or seeking to (i) (A) restrict, prohibit or limit the ownership or operation by Parent or any of the Parent Subsidiaries of all or any portion of the business or assets of Parent, the Company or any of their respective Subsidiaries or (B) compel

Parent or any of the Parent Subsidiaries to dispose of or hold separately all or any portion of the business or assets of Parent, the Company or any of their respective Subsidiaries (including for the avoidance of doubt, any equity interests in the Company and the Company Subsidiary), or impose any limitation, restriction or prohibition on the ability of Parent, the Company or any of their respective Subsidiaries to conduct its business or own such assets, (ii) impose limitations on the ability of Parent or any of the Parent Subsidiaries effectively to acquire, hold or exercise full rights of ownership of the shares of capital stock of the Surviving Corporation, including the right to vote any shares of capital stock of the Surviving Corporation acquired or owned by Parent or any of the Parent Subsidiaries on all matters properly presented to the stockholders of the Surviving Corporation or (iii) require Parent or any of its affiliates to divest, dispose of or hold separate all or any portion of the business or assets of the Company or any of the Company Subsidiaries or of Parent or its affiliates.
(e)    CFIUS. The CFIUS Approval shall have been obtained.
Section 7.2    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are also subject to the satisfaction (or waiver (in writing) by Parent) at the Effective Time of each of the following additional conditions:
(a)    Representations and Warranties. (i) The representations and warranties of the Company set forth in the second sentence of Section 3.1(a), the last sentence of Section 3.2(a), Section 3.2 (b)-(f), Section 3.3(a), Section 3.19, and Section 3.20(b) shall be true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) in all material respects as of the Closing as though made on and as of the Closing (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), (ii) the representations and warranties of the Company set forth in the first sentence of Section 3.1(a), the first sentence of Section 3.1(b), Section 3.2(a) (except for the last sentence), Section 3.3(c)(ii), Section 3.20(a), and Section 3.23 (without giving effect to any qualification as to materiality contained therein) shall be true and correct (other than de minimis inaccuracies) as of the Closing as though made on and as of the Closing (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), and (iii) each of the other representations and warranties of the Company set forth in this Agreement (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) shall be true and correct as of the Closing as though made on and as of the Closing (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except, in the case of this clause (iii), where any failures of any such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to the foregoing effect;
(b)    Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Effective Time; and Parent shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to such effect; and
(c)    No Company Material Adverse Effect. Since the date of this Agreement, there has been no Company Material Adverse Effect has occurred that is continuing.
Section 7.3    Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is also subject to the satisfaction (or waiver (in writing) by the Company) at the Effective Time of each of the following additional conditions:
(a)    Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) shall be true and correct as of the Closing as though made on and as of the Closing (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except where any failures of any such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to the foregoing effect; and
(b)    Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by a duly authorized executive officer of Parent to such effect.
ARTICLE VIII.
TERMINATION
Section 8.1    Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained (except as otherwise stated below), by action taken or authorized by the board of directors of the terminating Party or Parties, as follows:
(a)    by the mutual written consent of Parent and the Company; or
(b)    by either Parent or the Company:
(i)    if the Effective Time shall not have occurred by midnight, Eastern Time, on May 15, 2023 (the “Outside Date”); provided, however, that at any time in the five (5) business days prior to the then-effective Outside Date, if as of such time any of the conditions set forth in Section 7.1(b), Section 7.1(c), Section 7.1(d) or Section 7.1(e) are not satisfied, either Party may if all conditions to the other Party’s obligations to effect the Closing (other than those set forth in Section 7.1(b), Section 7.1(c), Section 7.1(d)

and Section 7.1(e) are satisfied (other than those conditions that by their terms are to be satisfied at the Closing)), extend the Outside Date by three (3) calendar months upon written notice thereof to the other Party (and such extended date will then be the Outside Date); provided, further, that (A) the Outside Date may only be extended one (1) time and except as provided in clause (C), not beyond August 15, 2023, (B) the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or results in, the Effective Time not occurring prior to the Outside Date; and (C) the Outside Date shall automatically extend until the date that is five (5) business days after the last day of any then pending Matching Period;
(ii)    (A) if any Governmental Entity of competent jurisdiction, acting pursuant to any other Law other than Antitrust Law, or (B) a Specified Governmental Entity, acting pursuant to an Antitrust Law shall have issued a final, non-appealable judgment, order, injunction, decree or ruling, in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger; or
(iii)    if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Stockholders’ Meeting (or at any adjournment or postponement thereof, at which the Company Stockholder Approval was voted upon); or
(c)    by Parent, if:
(i)    prior to receipt of the Company Stockholder Approval, a Change of Recommendation shall have occurred (it being understood and agreed that any disclosure or written notice to Parent required to be made under this Agreement in advance of the fact stating the Company Board’s intention to make a Change of Recommendation shall not result in Parent having any termination rights under Section 8.1(c)(i));
(ii)    the Company shall have breached in any material respect its obligations under Section 5.2; or
(iii)    there has been a breach by the Company of any representation, warranty, covenant or agreement made by the Company in this Agreement, which breach would result in the conditions in Section 7.2(a) or (b) not being satisfied and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the thirty (30) calendar days after the receipt of notice thereof by the Company from Parent; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(iii) if either Parent or Merger Sub is then in material breach of any of their respective representations, warranties, covenants or agreements set forth in this Agreement; or
(d)    by the Company, if:
(i)    prior to receipt of the Company Stockholder Approval, if (A) the Company Board authorizes the Company, subject to complying in all material respects with the terms of Section 5.2, to enter into a Superior Proposal Acquisition Agreement with respect to a Superior Proposal and (B) concurrently with the termination of this Agreement the Company, subject to complying in all material respects with the terms of Section 5.2, enters into such Superior Proposal Acquisition Agreement and pays the Termination Fee to Parent in accordance with Section 8.2(b)(ii); or
(ii)    there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, which breach would result in the conditions in Section 7.3(a) or (b) not being satisfied and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within thirty (30) calendar days after the receipt of notice thereof by Parent from the Company; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(ii) if the Company is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.
Section 8.2    Effect of Termination.
(a)    In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company or any Representative of any Party, except that the Confidentiality Agreement, this Section 8.2 and Section 9.3 through Section 9.13 shall survive such termination; provided, however, that subject to Section 8.2(c), nothing herein shall relieve any Person from liability for Fraud or for any willful or intentional breach of this Agreement.
(b)    Termination Fee.
(i)    In the event that (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) or Parent terminates this Agreement pursuant to Section 8.1(c)(iii) and (B)  after the date of this Agreement and prior to such termination, a Competing Proposal shall have been communicated to the Company Board or the Company’s stockholders and not publicly and unconditionally withdrawn or abandoned, then if, within twelve (12) months of such termination, the Company enters into a definitive agreement providing for, or recommends to its stockholders, a Competing Proposal or a Competing Proposal is consummated, then, in either such case within three (3) business days after the consummation of the applicable Competing Proposal the Company shall pay to Parent (or a Parent Subsidiary designated by Parent) a fee of $4,711,000 in cash (the “Termination Fee”). Solely for purposes of this Section 8.2(b)(i), the term “Competing Proposal” shall have the meaning assigned to such term in Section 5.2(h)(i), except that all references to “20%” therein shall be deemed to be “50%” and all references to “80%” therein shall be deemed to be “50%”.

(ii)    If the Company terminates this Agreement pursuant to Section 8.1(d)(i), concurrently with such termination, the Company shall pay to Parent (or a Parent Subsidiary designated by Parent) the Termination Fee.
(iii)    If Parent terminates this Agreement pursuant to Section 8.1(c)(i) or Section 8.1(c)(ii) (or this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) or Parent pursuant to Section 8.1(c)(iii), in each case, following any time at which Parent was entitled to terminate this Agreement pursuant to Section 8.1(c)(i) or Section 8.1(c)(ii)), within three (3) business day after such termination, the Company shall pay to Parent (or a Parent Subsidiary designated by Parent) the Termination Fee.
(iv)    In the event any amount is payable pursuant to the preceding clauses (i), (ii) or (iii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent (and, if any amount becomes payable pursuant to any such clause, such amount shall not be or become due unless and until Parent has provided such wire transfer instructions for such designated account in writing).
(v)    For the avoidance of doubt, in no event shall the Company be obligated to pay the Termination Fee on more than one occasion.
(c)    Each of the Parties acknowledges that the agreements contained in this Section 8.2 are an integral part of the Transactions and that neither the Termination Fee nor any amount payable under Section 8.2(b) is a penalty, but rather is a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which such payment is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, each of which amounts would otherwise be impossible to calculate with precision. In addition, if the Company fails to pay in a timely manner any amount due pursuant to Section 8.2(b) then (i) the Company shall reimburse Parent for all reasonable costs and expenses (including reasonable disbursements and fees of counsel) incurred in the collection of such overdue amount, including in connection with any related claims, actions or Proceedings commenced and (ii) the Company shall pay Parent interest on the amount payable pursuant to Section 8.2(b) from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%. Notwithstanding anything to the contrary in this Agreement, upon payment of the Termination Fee pursuant to this Section 8.2, none of the Company, the Company Subsidiary or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for Fraud.

ARTICLE IX.
MISCELLANEOUS
Section 9.1    Amendment and Modification; Waiver.
(a)    Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Company Stockholder Approval, by written agreement of the Parties (by action taken by their respective boards of directors); provided, however, that after the adoption of this Agreement by the stockholders of the Company, no amendment shall be made which by Law requires further approval by the Company’s stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.
(b)    At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or any Parent Entity, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of any Parent Entity or the Company, as applicable, (ii) waive any inaccuracies in the representations and warranties made to Parent or the Company, as applicable, contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of any Parent Entity or the Company, as applicable, contained herein. Any agreement on the part of a Parent Entity or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.
Section 9.2    Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time. The Confidentiality Agreement will survive the termination of this Agreement in accordance with its terms. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall relieve any Person for liability for Fraud.
Section 9.3    Expenses. Except as otherwise expressly provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses.
Section 9.4    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), or sent by email (notice deemed given three (3)

business days after sending), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):
if to Parent or Merger Sub, to:

Indivior Inc.
10710 Midlothian Tpke, Suite 125
North Chesterfield, VA 23235
Attention:	General Counsel
Email:	Legal@Indivior.com

with a copy (which shall not constitute notice) to:

Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
Attention:	Andrew W. Ment
Email:	ament@cov.com

and

if to the Company, to:

Opiant Pharmaceuticals, Inc.
233 Wilshire Blvd., Suite 40
Santa Monica, CA 90401
Attention:	General Counsel
Email:	bgorman@opiant.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
330 N. Wabash Ave., Suite 2800
Chicago, IL 60613
Attention:	Christopher R. Drewry
Max Schleusener
Email:	Christopher.Drewry@lw.com
Max.Schleusener@lw.com

Section 9.5    Certain Definitions. As used herein, the following terms have the following meanings:
“Antitrust Authority” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the Antitrust Law authorities of any other jurisdiction (whether United States, foreign or multinational).
“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authority relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition by any Antitrust Authority.
“Antitrust Laws” mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act.
“Bribery Legislation” means all and any of the following: the United States Foreign Corrupt Practices Act of 1977; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; any anti-bribery or anti-corruption related provisions administered by the United States Department of Treasury’s Office of Foreign Assets Control; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition Laws and/or anti-bribery, anti-corruption and/or anti-money laundering Laws of any jurisdiction in which Parent or the Company operates.
“business days” has the meaning set forth in Rule 14d-1(g)(3) of the Exchange Act; provided, however, that a day on which banks in the City of New York are authorized or obligated by Law or executive order to close shall not be a “business day”.
“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116-136 (116th Cong.) (Mar. 27, 2020).
“Cause” has the meaning provided in an applicable employment or severance agreement between the Company or an affiliate and the Continuing Employee, if such an agreement exists as of immediately prior to the Effective Time and contains a definition of Cause, or, if no such agreement exists or such agreement does not contain a definition of Cause, then Cause shall mean the occurrence of any of the following conditions: (i) any material failure by the employee to comply with any valid and legal directives of Parent or its affiliates; (ii) any act of fraud, embezzlement, theft or misappropriation of the funds of Parent or its affiliates by the employee, or the employee’s admission to or conviction of a felony or any crime involving moral turpitude, fraud, embezzlement, theft or misrepresentation; (iii) the employee’s engagement in illegal conduct or misconduct that is materially injurious to Parent or its affiliates; (iv) employee’s breach of any material obligation under any other written agreement between the employee and Parent or its affiliates; or (v) a material violation of a rule, policy, regulation or guideline imposed by Parent or its affiliates or a regulatory or self-regulatory body having jurisdiction over Parent and its affiliates. With respect to subsections (i), (iv) and (v) of this definition, the Surviving Corporation shall give the employee written notice of any alleged breach or violation of these subsections and afford the employee thirty (30) days in which to remedy the condition.
“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity.
“CFIUS Approval” means (a) CFIUS has issued a written notice to Indivior PLC and the Company that it has concluded its review, assessment, or if applicable investigation pursuant to Section 721 and has determined that there are no unresolved national security concerns with respect to the Merger and the other Transactions; (b) CFIUS has sent a report to the President of the United States requesting the President’s decision and either (i) the President has announced a decision not to take any action to suspend or prohibit the Merger and the other Transactions or (ii) the President has not taken any action within 15 days from the date the President received the report from CFIUS; or (c) CFIUS has issued a written notice that the Merger and other Transactions are not a “covered transaction” within the meaning of Section 721;.
“CMA” means the Competition and Markets Authority in the United Kingdom.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Bylaws” means the Amended and Restated Bylaws of the Company, as amended prior to the date of this Agreement.
“Company Certificate” means the First Amended and Restated Certificate of Incorporation of the Company, as amended prior to the date of this Agreement.
“Company Equity Plans” means the Company 2017 Long-Term Incentive Plan and the Company’s 2021 Inducement Equity Incentive Plan.
“Company Governing Documents” means the Company Bylaws and the Company Certificate.
“Company IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned by the Company or the Company Subsidiary or licensed or leased by the Company or the Company Subsidiary pursuant to written agreement (excluding any public networks).

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition, operations or results of operations of the Company and the Company Subsidiary, taken as a whole; provided, however, that no Effects to the extent resulting or arising from the following, either alone or in the aggregate, shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (i) any changes in United States, regional or global economic conditions, (ii) conditions (or changes therein) in any industry or industries in which the Company operates, (iii) legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, (iv) any change in GAAP, applicable accounting standards or any interpretation thereof, (v) any adoption, implementation, promulgation, repeal, modification, amendment, or change of any applicable Law of and by any Governmental Entity (including with respect to Taxes), (vi) the negotiation, pendency, announcement, the identity of Parent, Merger Sub, execution and delivery of this Agreement or the consummation of the Transactions or actions specifically required to be undertaken by the Company pursuant to the terms of this Agreement, including any Effect on retention or hiring of employees (other than Effects resulting from any failure to comply with Section 5.1 and it being understood that this clause (vi) shall not apply with respect to the representations and warranties set forth in Section 3.3, Section 3.9(d), and the fifth sentence of Section 3.17(b) in each case to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution or delivery of this Agreement or the consummation of the Transactions), (vii) changes in the Company Common Stock price, in and of itself (it being understood that the Effects giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account in determining whether there has been or would reasonably be expected to become, a Company Material Adverse Effect), (viii) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account in determining whether there has been or would reasonably be expected to become, a Company Material Adverse Effect), (ix) Effects arising out of acts of terrorism, war or the escalation thereof, (x) changes due to natural disasters or changes in the weather or changes due to the worsening of an epidemic health crisis (including COVID-19 or any measures reasonably undertaken by the Company after the date of this Agreement to protect health and ensure compliance with COVID-19 Measures or changes such COVID-19 Measures), (xi) actions or omissions taken at the specific written request of, or with the prior written consent of, Parent or any of its affiliates, (xii) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, or (xiii) any downgrade of the Company’s credit rating, except, in the case of clauses (i), (v), (ix), or (x), to the extent the Company and the Company Subsidiary, taken as a whole, are materially and disproportionately adversely impacted thereby relative to other similarly situated entities operating in the same industry or industries in which the Company and the Company Subsidiary operate (in which case the incremental disproportionate adverse impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).
“Company Permitted Lien” means any Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable, being contested in good faith or for which adequate accruals or reserves have been established, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the Ordinary Course of Business, (iii) which is disclosed on the most recent (as of the date hereof) consolidated balance sheet of the Company or notes thereto or securing liabilities reflected on such balance sheet, (iv) with respect to the Company Leased Real Property or fee estate related thereto, easements, rights of way, encroachments, covenants, conditions, restrictions or other similar encumbrances, in each case which do not materially impair the business of the Company or the Subsidiary at such Company Leased Real Property as currently conducted, (v) statutory or contractual landlord’s, lessor’s or similar Liens, (vi) securing obligations under Contracts entered into in the Ordinary Course of Business since the date of the most recent consolidated balance sheet of the Company, (vii) other than any Liens securing indebtedness for borrowed money or any financial guaranty thereof, (viii) Liens granted pursuant to the Note Purchase Agreement to secure the obligations thereunder, (ix) customary grants of non-exclusive licenses to Intellectual Property Rights to contract research organizations or other service providers and subject to limitations on scope of use to the services to be provided to the Company, in each case entered into in the Ordinary Course of Business or (x) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used.
“Company Product” means all products that are being researched, tested, developed, commercialized, manufactured, sold or distributed by the Company or the Company Subsidiary, including but not limited to OPNT003, and all products with respect to which the Company or the Company Subsidiary has royalty rights.
“Company Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding Company Common Stock entitled to vote upon the adoption of this Agreement at the Stockholders’ Meeting.
“Company Subsidiary” means the Subsidiary of the Company.
“Confidentiality Agreement” means the Confidentiality Agreement, dated December 6, 2021, between Parent and the Company, as amended by Amendment No. 1 on December 22, 2021, as further amended by Amendment No. 2 on November 4, 2022.
“Contract” means any written legally binding, agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

“COVID-19” means SARS-CoV-2 or COVID-19 and any and all additional strains, variations or mutations thereof, or related or associated epidemics, pandemic or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law (including any Pandemic Response Law), order, directive, guideline or recommendation by any Governmental Entity or public health agency in connection with or in response to COVID- 19, including the CARES Act and all guidelines and requirements of the Occupational Safety and Health Administration and the Centers for Disease Control and Prevention, such as social distancing, cleaning, and other similar or related measures.
“CSA” means the U.S. Controlled Substances Act.
“CVR Agreement” means the Contingent Value Rights Agreement in the form attached hereto as Exhibit B to be entered into between Parent and the Rights Agent, with such revisions thereto requested by the Rights Agent that are not, individually or in the aggregate, materially detrimental to the holders of CVRs.
“EA 2002” means the United Kingdom Enterprise Act 2002 (as amended and in force from time to time).
“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.
“Environmental Law” means any and all applicable Laws which (i) regulate or relate to the protection or clean-up of the environment (including waterways, groundwater, drinking water, air, wildlife, plants or other natural resources); the use, treatment, storage, transportation, handling, disposal or Release of Hazardous Substances; or the health and safety of persons, including protection of the health and safety of employees, solely to the extent relating to exposure to Hazardous Substances; or (ii) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.
“Environmental Permits” means any material permit, license, authorization or approval required under applicable Environmental Laws.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.
“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the United States Securities Exchange Act of 1934.
“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of equityholders and equityholder approvals, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.
“FCPA” means the Foreign Corrupt Practices Act of 1977.
“FDA” means the United States Food and Drug Administration.
“FDCA” means the Federal Food, Drug, and Cosmetic Act.
“Fraud” means, with respect to any Person, actual and intentional common law fraud under Delaware law by such Person with respect to the representations and warranties expressly set forth in Article III or Article IV or in any certificate delivered pursuant to this Agreement and not with respect to any other matters; such actual and intentional common law fraud of such Person hereto specifically excludes any statement, representation or omission made negligently and shall only be deemed to exist if (i) such Person had actual knowledge (as opposed to with constructive knowledge or negligence) that a representation or warranty was inaccurate when made, (ii) that such representation or warranty was made with the express intent to induce the other Person to rely thereon and that such other Person would take action or inaction to such other Person’s detriment, and (iii) such action or inaction resulted in actual material damages to such other Person.
“Good Reason” has the meaning provided in an applicable employment or severance agreement between the Company and the Continuing Employee, if such an agreement exists as of immediately prior to the Effective Time and contains a definition of Good Reason or, if no such agreement exists or such agreement does not contain a definition of Good Reason, then Good Reason shall mean (i) such employee’s delivery of written notice to the Surviving Corporation objecting to one or more of the following events, within thirty (30) days after the date on which such employee knows or reasonably should know of the initial existence of such event: (A) a material diminution in such employee’s base salary or target annual bonus opportunity in effect immediately prior to such reduction; or (B) requiring such employee to move his or her principal place of employment to a location more than thirty (30) miles outside of the location as of the immediately prior to the Effective Time, (ii) such condition remaining uncured by the Surviving Corporation thirty (30) days after such employee’s delivery of such written notice and (iii) such employee’s resignation of employment within thirty (30) days of the expiration of such thirty (30) day period.
“Government Official” means (i) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any candidate for political office, or (iii) any political party or party official.

“Governmental Entity” means (i) any national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, including any arbitral body, (ii) any public international governmental organization, or (iii) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (i) or (ii) of this definition.
“Hazardous Substances” means any pollutant, or contaminant, and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, and toxic mold.
“Health Care Laws” means (i) all U.S. federal and state fraud and abuse Laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.), Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code and the regulations promulgated pursuant to such statutes, (ii) the administrative simplification provisions of HIPAA (18 U.S.C. §§ 1035 and 1347) and the regulations promulgated thereunder, (iii) Titles XVIII (42 U.S.C. §1395 et seq.) and XIX (42 U.S.C. §1396 et seq.) of the SSA and the regulations promulgated thereunder, (iv) TRICARE (10 U.S.C. Section 1071 et seq.), (v) the Veterans Health Care Program (38 U.S. Code §8126 ), (vi) the U.S. federal Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h) and state or local Laws regulating or requiring reporting of transfers of value by pharmaceutical manufacturers to healthcare providers and regulations promulgated thereunder, (vii) the FDCA and the CSA, and (viii) any foreign equivalent Laws in respect of any of the foregoing, including, in the case of the European Union, any such comparable Laws, whether of the United States or any applicable jurisdiction.
“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.
“In the Money Option” means each Company Stock Option which has a per share exercise price that is less than or equal to the Upfront Consideration.
“Indebtedness” means with respect to any Person,
(a)    all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;
(b)    all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guarantees, surety bonds and similar instruments;

(c)    net obligations of such Person under any interest rate, swap, currency swap, forward currency or interest rate contracts or other interest rate or currency hedging arrangements;
(d)    all obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts payable in the Ordinary Course of Business);
(e)    indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness will have been assumed by such Person or is limited in recourse;
(f)    all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases;
(g)    synthetic lease obligations;
(h)    obligations outstanding under securitization facilities; and
(i)    any guarantee (other than customary non-recourse carve-out or “badboy” guarantees) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument, provided that Indebtedness shall not include any performance guarantee or any other guarantee that is not a guarantee of other Indebtedness.
“Intellectual Property Rights” means (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application (“Trademarks”), (ii) national and multinational statutory invention registrations, patents and patent applications issued or applied for in any jurisdiction, including all certificates of invention, provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations and the equivalents of any of the foregoing in any jurisdiction (“Patents”), (iii) trade secrets, information, data, specifications, processes, methods, know-how, knowledge, experience, formulae, skills, techniques, schematics, drawings, blue prints, utility models, designs, technology, software, inventions (whether patented or not), discoveries, ideas and improvements, including manufacturing information and processes, assays, engineering and other manuals and drawings, standard operating procedures, flow diagrams, regulatory, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality assurance, quality control and clinical data, technical information, research records and similar data and information, (iv) writings and other works, whether copyrightable or not, in any jurisdiction, and any and all copyright rights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof (“Copyrights”), (v) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights and (vi) any similar intellectual property or proprietary rights.

“Intervening Event” means a material event, occurrence, fact, effect, development, circumstance, condition, state of facts or change that was not known or reasonably foreseeable to the Company Board as of the date hereof, which event, occurrence, fact, effect, development, circumstance, condition, state of facts or change becomes known to the Company Board prior to the Effective Time, other than (i) changes in the Company Common Stock price, in and of itself (however, the underlying reasons for such changes may constitute an Intervening Event), (ii) the timing of any consents, registrations, approvals, permits, clearances or authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from any Governmental Entity in connection with this Agreement and the consummation of the Transactions, (iii) any Competing Proposal, or any inquiry, proposal or offer that could reasonably be expected to lead to a Competing Proposal, or the consequences thereof, or (iv) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute an Intervening Event).
“knowledge” will be deemed to be, as the case may be, the actual knowledge of the Persons listed in Section 9.5 of the Company Disclosure Letter with respect to the Company, and the actual knowledge of the members of the executive leadership team of Parent, in the case of Parent, in each case after reasonable inquiry.
“Law” means any law, statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law.
“Lenders” has the meaning set forth in the Note Purchase Agreement.
“Licensed Intellectual Property Rights” means all Intellectual Property Rights owned by a third party and exclusively licensed or exclusively sublicensed (with respect to any field or territory) to the Company or the Company Subsidiary.
“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, deed of trust, claim, lease, charge, option, preemptive right, subscription right, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement or other restriction or other lien of any kind.
“LSE” means the London Stock Exchange plc.
“Milestone Payment” has the meaning ascribed to such term in the CVR Agreement.
“Milestone Payment Date” has the meaning ascribed to such term in the CVR Agreement.
“NASDAQ” means the NASDAQ Global Select Market.
“Note Purchase Agreement” means that certain Note Purchase and Security Agreement, dated as of December 10, 2020, by and between the Opiant Pharmaceuticals, Inc., a Delaware corporation, Opiant Pharmaceuticals UK Ltd., a corporation incorporated in the United Kingdom, the other borrowers from time to time party thereto, the Lenders and Pontifax Medison Finance GP, L.P., in its capacity as administrative agent and collateral agent for itself and the Lenders, as amended, restated, supplemented or otherwise modified from time to time.
“OPNT003” shall mean an intranasal formulation of nalmefene.
“Ordinary Course of Business” means, with respect to any Person, the conduct of such Person’s business that is consistent in all material respects with the past practices of such Person prior to the date of this Agreement and taken in the ordinary course of normal, day-to-day operations of such Person.
“Out of the Money Option” means each Company Stock Option which has a per share exercise price that is greater than the Upfront Consideration but less than $28.00.
“Owned Intellectual Property Rights” means all Intellectual Property Rights owned or purported to be owned by the Company or the Company Subsidiary.
“Pandemic Response Law” means any financial assistance program implemented by any Governmental Entity in connection with or in response to COVID- 19 (including, for the avoidance of doubt, the interpretation or administration thereof by any Governmental Entity charged with the enforcement, interpretation or administration thereof), including the Families First Coronavirus Response Act, Pub. L. No. 116-127 (116th Cong.) (Mar. 18, 2020), the CARES Act, and the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) and any amendment of, or subsequent guidance issued in respect of, those Laws, and any other similar or additional federal, state, local, or non-U.S. Law, or administrative guidance intended to benefit taxpayers in response to COVID- 19 and the associated economic downturn.
“Parent Entities” means Parent and Merger Sub.
“Parent Governing Documents” means the Memorandum and Articles of Association of Indivior PLC and the certificate of incorporation and bylaws of Parent.
“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has a material adverse effect on the ability of Parent or Merger Sub to consummate the Transactions at or prior to the Outside Date.
“Parent Permitted Lien” means any Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable, being contested in good faith or for which adequate accruals or reserves have been established, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the Ordinary Course of Business, (iii) which is disclosed on the most recent (as of the date hereof) consolidated balance sheet of Indivior PLC or notes thereto or securing liabilities reflected on such balance sheet, (iv) with respect to the Company Leased Real Property or fee estate related thereto, easements, rights of way, encroachments, covenants, conditions, restrictions or other similar encumbrances, (v)

statutory or contractual landlord’s, lessor’s or similar Liens, (vi) securing obligations under Contracts entered into in the Ordinary Course of Business since the date of the most recent consolidated balance sheet of Parent, (vii) other than any Liens securing indebtedness for borrowed money or any financial guaranty thereof, (viii) customary grants of non-exclusive licenses to Intellectual Property Rights to contract research organizations or other service providers and subject to limitations on scope of use to the services to be provided to the Parent and its affiliates, in each case entered into in the Ordinary Course of Business, or (ix) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used.
“Parent Subsidiaries” means the Subsidiaries of Parent.
“Per Share Value Paid” shall mean, as of any Milestone Payment Date, the sum of (i) the Upfront Consideration, (ii) the amount per share of Company Common Stock in cash previously paid in respect of any earlier Milestone Payment Date and (iii) the amount per Share in cash to be paid at such Milestone Payment Date under the CVR Agreement.
“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.
“Personal Data” means “personal data,” “personal information,” “protected health information,” or “personally identifiable information” under any applicable Laws.
“PPP Loan” means (i) any covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act, or (ii) any loan that is an extension or expansion of, or is similar to, any covered loan described in clause (i).
“Privacy Laws” means foreign or domestic Laws relating to privacy and/or data security of Personal Data, including HIPAA.
“Proceedings” means all actions, suits, claims, litigation, proceedings, in each case, by or before any Governmental Entity, arbitrator or other tribunal with power to issue legally binding judgments and orders.
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, or disposing into the environment (including the placing, discarding or abandonment of any barrel, container or other receptacle containing any Hazardous Substance or other material).
“Representatives” means, when used with respect to any Person, such Person’s directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives.
“Rights Agent” means the financial institution designated by Parent to act as the rights agent under the CVR Agreement.

“Sanctioned Country” means any country or territory that is itself the subject of Sanctions Laws, as of the date of this agreement, including Crimea, Cuba, Iran, North Korea, and Syria.
“Sanctioned Person” means any Person with whom dealings are restricted or prohibited under the Sanctions Laws of the United States, the United Kingdom, the European Union, any EU member state, or the United Nations, including (i) any Person identified in any list of sanctioned Persons maintained by (a) the United States Department of the Treasury, Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (b) His Majesty’s Treasury of the United Kingdom; (c) any committee of the United Nations Security Council; or (d) the European Union or any EU member state; (ii) any Person located, organized, or resident in, or a Governmental Entity or government instrumentality of, any Sanctioned Country and (iii) any Person directly or indirectly 50% or more owned or controlled by, or acting for the benefit or on behalf of, a Person described in (i) or (ii).
“Sanctions Laws” means all Laws concerning economic sanctions, including embargoes, export restrictions, the ability to make or receive international payments, the freezing or blocking of assets of targeted Persons, the ability to engage in transactions with specified persons or countries, or the ability to take an ownership interest in assets of specified Persons or located in a specified country, including any Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.
“SEC” means the United States Securities and Exchange Commission.
“Section 721” shall mean Section 721 of Title VII of the Defense Production Act of 1950, as amended and including the regulations of CFIUS promulgated thereunder, codified at 31 C.F.R. Part 800, et seq.
“Securities Act” means the United States Securities Act of 1933.
“Specified Governmental Entity” means any Governmental Entity administering or enforcing the Antitrust Laws of: (a) the United States; (b) the United Kingdom; or (c) any other jurisdiction where the enforcement of Antitrust Law (i) would reasonably likely result in criminal sanctions or criminal liability on (A) Indivior PLC, the Company or any of their respective Subsidiaries (assuming consummation of the Merger) or (B) the directors and officers of Indivior PLC, the Company or any of their respective Subsidiaries (assuming consummation of the Merger); or (ii) would reasonably likely adversely impact the business of Indivior PLC and its Subsidiaries (assuming consummation of the Merger) taken as a whole, in any material respect.
“Stockholders’ Meeting” means the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.
“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (ii) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.
“Superior Proposal Acquisition Agreement” shall mean a written definitive acquisition agreement providing for a Superior Proposal to be entered into by and between the Company and the Person making a Superior Proposal.
“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.
“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges, assessments and fees of any kind, including taxes, charges or other fees based upon, measured by, or determined with reference to income, franchise, windfall or other profits, gross receipts, base erosion, alternative minimum, digital services, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, goods and services, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, and any penalties imposed for any failure to timely, correctly, or completely file any Tax Return.
“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration filed with, or required to be filed with any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.
“Tax Sharing Agreement” means any Tax allocation, apportionment, sharing, or indemnification agreement or arrangement to which the Company or the Company Subsidiary is party, other than any agreement that is pursuant to an ordinary-course commercial Contract the primary purpose of which does not relate to Taxes or any agreement to which no Person other than the Company or the Company Subsidiary is a party.
“Transactions” means the transactions contemplated by this Agreement, including the Merger.
“Underwater Option” means each Company Stock Option which has a per share exercise price that is equal to or greater than $28.00.
“willful breach” means with respect to any representation, warranty, agreement or covenant, an action or omission that the breaching party knows and intends is or would constitute a material breach, or would reasonably be expected to result in a material breach, of such representation, warranty, agreement or covenant.

Section 9.6    Terms Defined Elsewhere. Each of the following terms is defined in the Section of this Agreement set forth opposite such term below:

Term	Section
“Acceptable Confidentiality Agreement”	Section 5.2(j)(i)
“Agreement”	Preamble
“Bankruptcy and Equity Exception”	Section 3.3(a)
“Book-Entry Shares”	Section 2.2(a)
“Certificate of Merger”	Section 1.3
“Certificates”	Section 2.2(a)
“Change of Recommendation”	Section 5.2(d)
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“Company”	Preamble
“Company 401(k) Plans”	Section 6.7(c)
“Company Acquisition Agreement”	Section 5.2(d)
“Company Benefit Plans”	Section 3.9(a)
“Company Board”	Section 2.4(c)
“Company Board Recommendation”	Section 3.3(a)
“Company Capitalization Date”	Section 3.2(a)
“Company Common Stock”	Recitals
“Company Disclosure Letter”	Article III
“Company Equity Awards”	Section 2.4(e)
“Company Financial Advisor”	Section 3.18
“Company Leased Real Property”	Section 3.17(b)
“Company Permits”	Section 3.7(b)
“Company Real Property Leases”	Section 3.18(b)
“Company RSU Awards”	Section 2.4(a)
“Company SEC Documents”	Section 3.4(a)
“Company Stock Option”	Section 2.4(a)
“Company Warrant”	Section 2.6
“Competing Proposal”	Section 5.2(j)(i)
“Continuing Employee”	Section 6.7(a)
“Convertible Noteholders”	Section 2.7
“CVR”	Section 2.1
“D&O Insurance Policy”	Section 6.4
“DGCL”	Section 1.1
“Dissenting Share”	Section 2.3(a)
“DOJ”	Section 6.2(b)
“Effective Time”	Section 1.3
“Exchange Agent”	Section 2.2(a)

“Exchange Fund”	Section 2.2(a)
“Federal Health Care Programs”	Section 3.13(j)
“FTC”	Section 6.2(b)
“GAAP”	Section 3.4(b)
“HIPAA”	Section 3.13(k)
“IND”	Section 3.13(d)
“Indemnified Parties”	Section 6.4
“Matching Period”	Section 5.2(e)(i)
“Material Contracts”	Section 3.20(a)
“Merger”	Recitals
“Merger Consideration”	Section 2.1(a)(i)
“Merger Sub”	Preamble
“Merger Sub Common Stock”	Section 2.1(a)(iii)
“Note Purchase and Security Agreement”	Section 2.7(a)
“Outside Date”	Section 8.1(b)(i)
“Parent”	Preamble
“Parent 401(k) Plan”	Section 6.7(c)
“Parent Board”	Section 4.2
“Party”	Preamble
“Payoff Letter”	Section 6.11(a)
“Privacy Policies”	Section 3.13(n)
“Proxy Statement”	Section 5.3(a)
“Related Party”	Section 3.24
“Sarbanes-Oxley Act”	Section 3.5(a)
“Section 262”	Section 2.3(a)
“Service Providers”	Section 3.15(d)
“Superior Proposal”	Section 5.2(j)(i)
“Supporting Stockholders”	Recitals
“Surviving Corporation”	Section 1.1
“Termination Fee”	Section 8.2(b)(i)
“Voting Agreement”	Recitals

Section 9.7    Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. When reference is made herein to a Person, such reference shall be deemed to include all successors and permitted assigns of such Person. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. The words “hereof”, “herein” and “hereunder” and word of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. References in this Agreement to specific Laws or to specific provisions of Laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. The term “dollars” and character “$” shall mean United States dollars.
Section 9.8    Counterparts. This Agreement may be executed manually or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.
Section 9.9    Entire Agreement; Third-Party Beneficiaries.
(a)    This Agreement (including the Company Disclosure Letter), the CVR Agreement, the Voting Agreement and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.
(b)    Except as (i) provided in Section 6.4 (but only following the Effective Time) and (ii) for the rights of the stockholders of the Company to receive the Merger Consideration in accordance with Article II following the Effective Time, neither this Agreement (including the Company Disclosure Letter) nor the Confidentiality Agreement are intended to confer upon any Person other than the Parties any rights or remedies hereunder.
Section 9.10    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger are fulfilled to the extent possible.

Section 9.11    Governing Law; Jurisdiction.
(a)    This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state.
(b)    Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware, as applicable, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware, as applicable, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.11(b) in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.
Section 9.12    Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND

ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.
Section 9.13    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties; provided, however, that each of Merger Sub and Parent may, from time to time, assign any of their rights hereunder to a wholly owned direct or indirect Subsidiary of Parent without the prior written consent of the Company, but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.
Section 9.14    Enforcement; Remedies.
(a)    Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.
(b)    The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the termination of this Agreement pursuant to Article VIII, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance to specifically enforce the terms and provisions of this Agreement and to any further equitable relief.
(c)    The Parties’ rights in this Section 9.14 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.14 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.14, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.
Section 9.15    Company Disclosure Letter. Any reference to a particular section of the Company Disclosure Letter shall be deemed to be an exception to the representations and warranties (but not any covenant,) of the Company that are contained in the corresponding

Section of this Agreement and any other representations and warranties, of the Company that are contained in this Agreement as would be reasonably apparent from a reading of the Company Disclosure Letter, whether or not an explicit reference or cross-reference is made.
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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed as of the date first written above.

INDIVIOR INC.

By:	/s/ Ryan Preblick
Name: Ryan Preblick
Title: Treasurer

OLIVE ACQUISITION SUBSIDIARY, INC.
By:	/s/ Ryan Preblick
Name: Ryan Preblick
Title: Director

OPIANT PHARMACEUTICALS, INC.
By:	/s/ Dr. Roger Crystal
Name: Dr. Roger Crystal
Title: Chief Executive Officer

EXHIBIT A
FORM OF SURVIVING CORPORATION CERTIFICATE OF INCORPORATION
[SEE ATTACHED]

FORM OF SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
OPIANT PHARMACEUTICALS, INC.
ARTICLE I
NAME
The name of the Corporation is Opiant Pharmaceuticals, Inc.
ARTICLE II
REGISTERED OFFICE AND REGISTERED AGENT
The address of the Corporation’s registered office in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808. The name of the Corporation’s registered agent at such address is Corporation Service Company.
ARTICLE III
CORPORATE PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).
ARTICLE IV
CAPITAL STOCK
The total number of shares of capital stock that the Corporation shall have authority to issue is one hundred (100) shares, which shall be shares of common stock with a par value of $0.01 per share.
ARTICLE V
RESERVATION OF RIGHT TO AMEND BY-LAWS
In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation to the fullest extent permitted by the provisions of the DGCL.

ARTICLE VI
ELECTION OF DIRECTORS
The election of directors need not be conducted by written ballot except and to the extent provided in the Bylaws of the Corporation.
ARTICLE VII
INDEMNIFICATION; LIMITATION ON LIABILITY
(a)    The Corporation shall, to the fullest extent permitted by, and in accordance with the provisions of, the DGCL, indemnify each director or officer or employee of the Corporation against expenses (including attorneys’ fees), judgments, taxes, fines and amounts paid in settlement, incurred by him or her in connection with, and shall advance expenses (including attorneys’ fees) incurred by him or her in defending, any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) to which he or she is, or is threatened to be made, a party by reason of the fact that he or she is or was a director or officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust or other enterprise. Advancement of expenses shall be made upon receipt of an undertaking, with such security, if any, as the Board of Directors or stockholders may reasonably require, by or on behalf of the person seeking indemnification to repay amounts advanced if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized herein.
(b)    The indemnification provided for by this Article VII shall not be deemed exclusive of any other rights to which directors or officers or employees of the Corporation may be entitled under any statute, agreement, by-law or action of the Board of Directors or stockholders of the Corporation, or otherwise, and shall continue as to a person who has ceased to be a director or officer or employee of the Corporation, and shall inure to the benefit of the heirs, executors and administrators of such a person.
(c)    The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her and incurred by him or her in such capacity or arising out of his status as such, whether or not the Corporation would have the power or be obligated to indemnify him or her against such liability under the provisions of this Article VII need not be limited to the power of indemnification of the Corporation under the provisions of Section 145 of the DGCL.
(d)    The Corporation shall indemnify each director, officer or employee of the Corporation who is, or is threatened to be made, a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including actions by or in the right of the Corporation, by reason of the fact that such director, officer or employee is or was serving at the request of the Corporation as a “fiduciary” (as defined by Section 3(21)(A) of the Employee Retirement Income Security Act of 1974 (“ERISA”) with regard to any employee benefit plan adopted by the Corporation, against expenses (including attorneys’ fees), claims, fines, judgments, taxes, causes of action or liability and amounts paid in settlement, actually and reasonably incurred by him or her in connection with such action or proceeding, unless such expense, claim, fine, judgment, taxes, cause of action, liability or amount arose from his or her gross negligence, fraud or willful breach of his or her fiduciary responsibilities under ERISA, except, that with respect to an action by or in the right of the Corporation, indemnification shall be made only against expenses (including attorneys’ fees).
(e)    The Corporation shall advance all expenses (including attorneys’ fees) incurred by any director, officer or employee in defending any such civil, criminal, administrative or investigative action, suit or proceeding pending the final disposition of such action, suit or proceeding, unless (a) the Board of Directors, by a majority vote of a quorum consisting of directors who were not or are not parties to the action, suit or proceeding concerned, or (b) the stockholders, determined that under the circumstances the person, by his or her conduct, is not entitled to indemnification because of his or her gross negligence, fraud or willful breach of his or her fiduciary responsibilities under ERISA. Advancement of expenses shall be made upon receipt of an undertaking, with such security, if any, as the Board of Directors or stockholders may reasonably require, by or on behalf of the director, officer or employee, to repay such amounts unless it shall ultimately be determined that he or she is entitled to be indemnified by the Corporation as authorized herein.
(f)    A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, expect for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derives any improper personal benefit. If the DGCL hereafter is amended to further eliminate or limit the liability of a director, then a director of the Corporation, in addition to the circumstances in which a director is not personally liable as set forth in the preceding sentence, shall be relieved of liability to the fullest extent permitted by the DGCL, as amended. Any repeal or modification of this Article VII (f) by the stockholders of the Corporation shall not adversely affect any right of or protection afforded to a director of the Corporation existing at the time of such repeal or modification.
ARTICLE VIII
RESERVATION OF RIGHT TO AMEND
CERTIFICATE OF INCORPORATION
The Corporation reserves the right to amend, alter, restate, change or repeal any provisions contained in this Second Amended and Restated Certificate of Incorporation (this “Certificate of Incorporation”), and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law and all the provisions of this Certificate of Incorporation and all rights, preferences, privileges and powers conferred in this Certificate of Incorporation on stockholders, directors, officers or any other persons are subject to the rights reserved in this Article VIII.

EXHIBIT B
FORM OF CVR AGREEMENT
[SEE ATTACHED]

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT
THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [●], (this “Agreement”), is entered into by and between Indivior Inc., a Delaware corporation (“Parent”), and [RIGHTS AGENT], a [●], as Rights Agent (the “Rights Agent”).
RECITALS
WHEREAS, Parent, Olive Acquisition Subsidiary, Inc., a Delaware corporation (“Merger Sub”), and Opiant Pharmaceuticals, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of November 13, 2022 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a subsidiary of Parent;
WHEREAS, pursuant to the Merger Agreement, Parent has agreed to provide to the holders of shares of Company Common Stock (excluding the holders of any Dissenting Shares), the holders of Company Warrants that are cancelled as of the Effective Time pursuant to the Merger Agreement, the holders of the Convertible Notes that are converted as of the Effective Time, the holders of In the Money Options, Company RSU Awards and Company PSU Awards immediately prior to the Effective Time that are validly converted into Merger Consideration pursuant to terms set forth in the Merger Agreement, the right to receive contingent cash payments (each, a “CVR”) as hereinafter described; and
WHEREAS, pursuant to this Agreement, the maximum potential amount payable per CVR (as hereinafter defined) is $8.00 in cash, without interest.
NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and Rights Agent agree, for the equal and proportionate benefit of all Holders, as follows:
DEFINITIONS; CERTAIN RULES OF CONSTRUCTION
Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. As used in this Agreement, the following terms will have the following meanings:
“225M Annual Net Sales Milestone” means, during the Sales Milestone Period, the first achievement in any Sales Measurement Period of worldwide Net Sales of the Product exceeding $225,000,000.
“225M Annual Net Sales Milestone Payment” means $2.00 per CVR.
“300M Annual Net Sales Milestone” means, during the Sales Milestone Period, the first achievement in any Sales Measurement Period of worldwide Net Sales of the Product exceeding $300,000,000.

“300M Annual Net Sales Milestone Payment” means $2.00 per CVR.
“325M Annual Net Sales Milestone” means, during the Sales Milestone Period, the first achievement in any Sales Measurement Period of worldwide Net Sales of the Product exceeding $325,000,000.
“325M Annual Net Sales Milestone Payment” means $2.00 per CVR.
“Acting Holders” means, at the time of determination, Holders of at least thirty percent (30%) of the outstanding CVRs as set forth in the CVR Register.
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” mean the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.
“Annual Net Sales Milestone” means any of the 225M Annual Net Sales Milestone, the 300M Annual Net Sales Milestone or the 325M Annual Net Sales Milestone.
“Assignee” has the meaning set forth in Section 6.3.
“Authorized Officer” means an employee of Parent with the title of President, Vice President, Secretary, Treasurer or Assistant Treasurer.
“Board of Directors” means the board of directors of Ultimate Parent.
“Board Resolution” means a copy of a resolution certified by an Authorized Officer to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.
“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York, or London, United Kingdom, are authorized or obligated by law or executive order to remain closed.
“Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.
“Commercially Reasonable Efforts” means, with respect to the performance of development activities with respect to the Product, the carrying out of such activities using reasonable and diligent efforts in good faith and the expending of such resources that Parent would expend with respect to a product candidate at a similar stage in its development or product life as the Product, considering conditions then prevailing and taking into account, without limitation, issues of safety and efficacy, expected time to develop, market potential, anticipated pricing and reimbursement rates, costs, expected profitability (including development costs, intellectual property defense costs, distribution and logistics, marketing and promotional expense and all other costs associated with the Product), anticipated product labeling, pricing reimbursement, methods of distribution, the competitiveness of alternative products in the marketplace or under development, market exclusivity (including the patent, regulatory and other proprietary position of the Product), the applicable regulatory environment, anticipated timing of commercial entry, and all other relevant commercial, financial, technical, legal, scientific and/or medical factors. For the avoidance of doubt, Commercially Reasonable Efforts will not mean that a party guarantees that it will actually obtain FDA Approval of the Product or to achieve U.S. Commercial Launch, and a failure to obtain FDA Approval of the Product or to achieve U.S. Commercial Launch may still be consistent with Commercially Reasonable Efforts.
“CVR Register” has the meaning set forth in Section 2.3(b).
“CVR Shortfall” has the meaning set forth in Section 4.7(b).
“Delaware Courts” has the meaning set forth in Section 6.5(b).
“DTC” means The Depository Trust Company or any successor thereto.
“Early Achievement Milestone” means, during the Early Achievement Period, the first achievement in any Sales Measurement Period of worldwide Net Sales of the Product exceeding $250,000,000. For the avoidance of doubt, the Early Achievement Milestone cannot be achieved following the expiration of the Early Achievement Period.
“Early Achievement Milestone Payment” means $2.00 per CVR.
“Early Achievement Period” means the period beginning at the beginning of the Sales Milestone Period and ending on the third (3rd) anniversary thereof.
“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.
“Equity Award Holders” means the Holders of CVRs granted with respect to Company Stock Options, Company RSU Awards and Company PSU Awards.
“FDA” means the United States Food and Drug Administration, or any successor agency.
“FDA Approval” means written receipt from the FDA of approval for marketing a Product in the United States with an approved label including an indication for the Opioid Overdose Indication.
“GAAP” means, with respect to Parent, either (a) generally accepted accounting principles in the United States or (b) International Financial Reporting Standards, in either case, which principals or standards are currently used at the applicable time by Ultimate Parent in the preparation of the consolidated financial statements of Ultimate Parent included the Annual Report and Accounts of Ultimate Parent, and as applied by the Ultimate Parent for external reporting in its primary listed market.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal.
“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.
“Independent Accountant” means an independent certified public accounting firm of nationally recognized standing designated either (a) jointly by the Acting Holders and Parent, or (b) if such parties fail to make a designation, jointly by an independent public accounting firm selected by Parent and an independent public accounting firm selected by the Acting Holders.
“Milestone” means any of the Annual Net Sales Milestones or the Early Achievement Milestone.
“Milestone Determination Date” means, with respect to any Milestone, the date that is sixty (60) days following the last day of the Sales Measurement Period in which such Milestone was achieved.
“Milestone Notice” has the meaning set forth in Section 2.4(a).
“Milestone Payment” means any of the 225M Annual Net Sales Milestone Payment, the 300M Annual Net Sales Milestone Payment, the 325M Annual Net Sales Milestone Payment or the Early Achievement Milestone Payment.
“Milestone Payment Amount” means, in respect of a Milestone, for a given Holder, the product of (a) the Milestone Payment in respect of such Milestone and (b) the number of CVRs held by such Holder as reflected on the CVR Register as of the close of business on the date of the applicable Milestone Notice.
“Milestone Payment Date” has the meaning set forth in Section 2.4(b).
“Net Sales” means the gross amount charged or invoiced by each Selling Entity for the Product sold to third parties, plus any additional amount pursuant to the proviso contained in clause (6) of the definition of “Permitted Deductions”, less the Permitted Deductions, all as determined in accordance with the Selling Entity’s usual and customary accounting methods consistent with the treatment of other branded prescription products commercialized by the applicable Selling Entity, which shall be in accordance with GAAP, including the accounting methods for translating activity denominated in foreign currencies into United States dollar amounts. In the case of any sale of the Product between or among Parent, its Affiliates, licensees and sublicensees, for resale, Net Sales will be calculated as above only on the value charged or invoiced on the first arm’s-length sale thereafter to a third party. If a Product is sold or otherwise commercially disposed of for consideration other than cash or in a transaction that is not at arm’s length between the buyer of such Product and the applicable Selling Entity (other than with respect to Products supplied expressly for sampling purposes), then the gross amount to be included in the calculation of Net Sales shall be the amount that would have been received had the transaction been conducted at arm’s length and for cash. Such amount that would have been received shall be determined, wherever possible, by reference to the average selling price of such Product in arm’s length transactions in the relevant jurisdiction for that type of customer (Governmental Entity, retail, etc.). Notwithstanding the foregoing, the following shall not be included in Net Sales: (i) Product provided for administration to patients enrolled in clinical trials or for other research purposes, or (ii) Product provided without consideration or for nominal consideration for any bona fide charitable, compassionate use or indigent patient program purpose or as a sample.
“Net Sales Statement” means, for a given Sales Measurement Period, a written statement of Parent, setting forth with reasonable detail (a) a delineation and calculation of Net Sales during such Sales Measurement Period, (b) a delineation and calculation of the Permitted Deductions during such Sales Measurement Period, and (c) to the extent that sales for the Product is recorded in currencies other than United States dollars during such Sales Measurement Period, the exchange rates used for conversion of such foreign currency into United States dollars.
“Officer’s Certificate” means a certificate signed by an Authorized Officer of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.
“Opioid Overdose Indication” means the complete or partial reversal of opioid drug effects, including respiratory depression, induced by either natural or synthetic opioids and for the emergency treatment of known or suspected opioid overdose.
“OPNT003” shall mean an intranasal formulation of nalmefene.
“Permitted Deductions” means, to the extent not already excluded from Net Sales, the following deductions that are either included in the billing as a line item as part of the amount charged or invoiced, or otherwise documented as a deduction and accrued in accordance with GAAP specifically attributable to sales of the Product:
normal and customary trade, quantity and prompt settlement discounts;
accrued price reductions or discounts by reasons of defects, recalls, returns, rebates or allowances of goods or because of retroactive price reductions specifically attributable to the Product;
chargebacks, rebates (or the equivalent thereof) and other amounts accrued on sale of the Product, including such amounts mandated by programs of Governmental Entities;
accruals for rebates (or the equivalent thereof) and administrative fees payable to medical healthcare organizations, to group purchasing organizations or to trade customers in line with approved contract terms or other normal and customary understandings and arrangements; and

accruals for tariffs, duties, excise, sales, value-added and other Taxes (other than Taxes based on net income) and charges of Governmental Entities;
bad debts not exceeding five percent (5%) of the value of the sales of Product during the then-current calendar year, provided that any recovery of bad debts shall be included in Net Sales in the period in which recovered;
transportation, freight, postage, importation, insurance and other handling expenses to the extent included in gross amounts invoiced;
discounts pursuant to patient discount programs and coupon discounts;
accruals for amounts payable to wholesalers for services related to sales or distribution of the Product; and
accruals for distribution commissions and fees (including administrative fees and fees related to services provided pursuant to distribution service agreements with wholesalers, fee-for-service wholesaler fees and inventory management fees) payable to any third party providing distribution services to the Selling Entities.
For the avoidance of doubt, if a single item falls into more than one of the categories set forth in clauses (1) through (10) above, such item may not be deducted more than once.
True-ups, changes in estimate, and other adjustments to Permitted Deduction amounts (whether positive or negative) shall be included in Permitted Deductions in the calendar quarter as such items are recorded in accordance with GAAP.
“Permitted Transfer” means: a Transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other Person; or (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC.
“Person” means any individual, Entity or Governmental Entity.
“Product” means any pharmaceutical product combined with an intranasal delivery device that contain(s) OPNT003 as an active pharmaceutical ingredient, alone or in combination with one or more additional active pharmaceutical ingredients and formulated for intranasal administration.
“Review Request Period” has the meaning set forth in Section 4.7(a).
“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Sales Measurement Period” means any four (4) consecutive calendar quarters commencing with the first calendar quarter of the Sales Milestone Period.
“Sales Milestone Period” means the period beginning with the U.S. Commercial Launch (provided that if the U.S. Commercial Launch occurs less than forty-five (45) days prior to the end of the calendar quarter, then the period beginning with the first day of the first calendar quarter immediately following the quarter in which the U.S. Commercial Launch occurred) and ending on the seventh (7th) anniversary of the beginning of such period.
“Selling Entity” means Parent, any Assignee and each of their respective Affiliates, licensees and sublicensees with respect to rights to develop or commercialize the Product, and any direct or indirect transferee, successor or assignee (including through any change of control) of the rights to sell the Product of any of the foregoing (but not a distributor of the Product acting solely in the capacity of a distributor and not otherwise an Assignee, licensee or sublicensee with respect to development or commercialization rights as to the Product or transferee, successor or assignee of the rights to sell the Product).
“Status Report” has the meaning set forth in Section 4.5.
“Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, premium, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, escheat or unclaimed property, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, duty (including any customs duty) or other tax or charge of any kind whatsoever, including any charge or amount (including any fine, penalty, interest or other additions thereto) related thereto, imposed, assessed or collected by or under the authority of any Governmental Body, including as a result of being or having been a member of an affiliated, consolidated, controlled, fiscal, combined, unitary or aggregate group or being a transferee of or successor to any Person or as a result of any express obligation to assume such Taxes or to indemnify any other Person.
“Transfer” means any transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), the offer to make such a transfer or other disposition, and each contract, arrangement or understanding, whether or not in writing, to effect any of the foregoing.
“U.S. Commercial Launch” means the first sale for monetary value for commercial use in the United States in an arm’s length transaction to a third party by a Selling Entity of the Product whose approved label includes an indication for the Opioid Overdose Indication following receipt of FDA Approval of the Product. U.S. Commercial Launch may only be achieved once and only for the first Product to satisfy the foregoing conditions.
“Ultimate Parent” means [IRIS PLC], a company registered under the laws of England and Wales, and an Affiliate of Parent, or the successor thereto.

Rules of Construction. Except as otherwise explicitly specified to the contrary, (a) references to a Section means a Section of this Agreement unless another agreement is specified, (b) the word “including” (in its various forms) means “including without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement and (f) all references to dollars or “$” refer to United States dollars.
CONTINGENT VALUE RIGHTS
CVRs. The CVRs represent the rights of Holders to receive contingent cash payments pursuant to this Agreement. The initial Holders will be the holders of shares of Company Common Stock (excluding the holders of any Dissenting Shares), the holders of Company Warrants that are cancelled as of the Effective Time pursuant to the Merger Agreement, the holders of the Convertible Notes that are converted as of the Effective Time, and the holders of In the Money Options, Company RSU Awards and Company PSU Awards immediately prior to the Effective Time that are validly converted into Merger Consideration pursuant to terms set forth in the Merger Agreement.
Nontransferable. The CVRs may not be sold, assigned, Transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted Transfer, pledge, encumbrance or disposition of CVRs, in whole or in part, in violation of this Section 2.2 shall be void ab initio and of no effect.
No Certificate; Registration; Registration of Transfer; Change of Address.
The CVRs will not be evidenced by a certificate or other instrument.
The Rights Agent will keep a register (the “CVR Register”) for the purpose of registering CVRs and Permitted Transfers thereof. The CVR Register will initially show one position for Cede & Co. representing all the shares of Company Common Stock held by DTC on behalf of the street holders of the shares of Company Common Stock held by such holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever to the street name holders with respect to Transfers of CVRs unless and until such CVRs are Transferred into the name of such street name holders in accordance with Section 2.2 of this Agreement. With respect to any payments to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of shares of Company Common Stock by sending one lump payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders.
Subject to the restrictions on transferability set forth in Section 2.2, every request made to Transfer a CVR must be in writing and accompanied by a written instrument of Transfer in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the

Holder thereof, the Holder’s attorney or other personal representative duly authorized in writing or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the Transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the Transfer instrument is in proper form and the Transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the Transfer of the CVRs in the CVR Register. The Rights Agent shall not be obligated to undertake any action with respect to the Transfer of the CVRs until it shall have been provided with such additional information or material as it may reasonably require to determine that the Transfer complies with the terms and conditions of this Agreement. No service charge shall be required of a Holder or its representative or survivor for any Transfer of a CVR, but Parent and Rights Agent may require payment of a sum sufficient to cover any stamp or other Tax or governmental charge that is imposed in connection with any such registration of Transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly Transferred CVRs registered in the CVR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the Transfer by the transferor. No Transfer of a CVR will be valid until registered in the CVR Register in accordance with this Agreement.
A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent will promptly record the change of address in the CVR Register.
Payment Procedures; Notices.
If a Milestone is attained, then, on or prior to the applicable Milestone Determination Date, Parent shall deliver to the Rights Agent written notice indicating that a Milestone has been achieved and specifying such Milestone (a “Milestone Notice”). Parent will duly deposit or cause to be deposited with the Rights Agent, upon or prior to the delivery of the Milestone Notice, the applicable Milestone Payment Amount to be made to the Holders in accordance with the terms of this Agreement other than Equity Award Holders (with respect to which any such amounts payable shall be retained by Parent for payment pursuant to Section 2.4(b)). Such amounts shall be considered paid if on such date the Rights Agent has received in accordance with this Agreement money sufficient to pay all such amounts required by Section 4.2.
The Rights Agent will, within twenty (20) calendar days of receipt of the Milestone Notice (each such date, a “Milestone Payment Date”), send each Holder at its registered address a copy of the Milestone Notice. At the time the Rights Agent sends a copy of the Milestone Notice to the Holders, the Rights Agent will also pay the applicable Milestone Payment Amount to each of the Holders by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the last Business Day prior to such Milestone Payment Date. Notwithstanding the foregoing, with respect to any Milestone Payment that is payable in respect of Company Equity Awards, Parent shall, as soon as reasonably practicable following the

Milestone Payment Date (but in any event no later than the second regular payroll date following the Milestone Payment Date, and in all events no later than March 15th of the year following the year in which the Milestone is attained), or shall cause the Company or an Affiliate thereof to, pay, through Parent’s or any of its Affiliate’s (including the Surviving Corporation’s) payroll system, the applicable Milestone Payment Amount to the applicable Equity Award Holder in accordance with the Merger Agreement.
Parent or its Affiliate (including the Surviving Corporation) shall be entitled to deduct and withhold, or cause the Rights Agent to deduct and withhold, from any Milestone Payment Amount or any other amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld therefrom under applicable Tax law, as may be determined by Parent or the Rights Agent. Any such withholding shall be made, or caused to be made, by Parent through making payments with respect to Equity Award Holders through Parent’s or any of its Affiliate’s (including the Surviving Corporation’s) payroll system or any successor payroll system. To the extent any amounts are so deducted and withheld and properly remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made, and as soon as practicable after any payment of such Taxes by Parent or the Rights Agent, Parent shall deliver (or shall cause the Rights Agent to deliver) to the Person to whom such amounts would otherwise have been paid an original IRS Form 1099 (or in the case of payments to Equity Award Holders, an original IRS Form W-2, if applicable) or other reasonably acceptable evidence of such withholding.
Any portion of any Milestone Payment Amount that remains undistributed to a Holder six (6) months after the date of the delivery of the Milestone Notice will be delivered by the Rights Agent to Parent, upon demand, and any Holder will thereafter look only to Parent for payment of such Milestone Payment Amount, without interest, but such Holder will have no greater rights against Parent than those accorded to general unsecured creditors of Parent under applicable law.
Neither Parent nor the Rights Agent will be liable to any person in respect of any Milestone Payment Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
The indemnification provided by Parent to the Rights Agent pursuant to this Section 2.4 shall survive the resignation, replacement or removal of the Rights Agent and the termination of this Agreement.
No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.
The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.
The CVRs will not represent any equity or ownership interest in Parent, any constituent company to the Merger or any of their respective Affiliates. The sole right of each Holder to receive property hereunder is the right to receive the Milestone Payment Amount, in accordance with the terms hereof.
Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent or a Person nominated in writing by Parent (with written notice thereof from Parent to the Rights Agent) without consideration therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Parent of such Transfer and cancellation. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of this Agreement.
THE RIGHTS AGENT
Certain Duties and Responsibilities. The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence. Notwithstanding anything in this Agreement to the contrary, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages and regardless of the form of action.
Certain Rights of Rights Agent. Parent hereby appoints the Rights Agent to act as rights agent for Parent in accordance with the express terms and conditions hereof and the Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:
the Rights Agent may rely and will be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;
whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may, in the absence of bad faith, gross negligence or willful misconduct on the part of the Rights Agent, rely upon an Officer’s Certificate delivered to the Rights Agent;
the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any written opinion of counsel will be full and complete authorization and protection to the Rights Agent and the Rights Agent shall be held harmless by Parent in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;
the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;
Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with the Rights Agent’s duties under this Agreement, including the reasonable costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of the Rights Agent’s gross negligence, bad faith or willful misconduct; and
Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement in accordance with the fee schedule agreed upon by the Rights Agent and Parent and incorporated herein by reference and (ii) to reimburse the Rights Agent for all Taxes and governmental charges (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)). The Rights Agent will also be entitled to reimbursement from Parent for all reasonable and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder.
Resignation and Removal; Appointment of Successor.
The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation will take effect, which notice will be sent at least sixty (60) days prior to the date so specified but in no event will such resignation become effective until a successor Rights Agent has been appointed. Parent has the right to remove Rights Agent at any time by a Board Resolution specifying a date when such removal will take effect but no such removal will become effective until a successor Rights Agent has been appointed. Notice of such removal will be given by Parent to Rights Agent, which notice will be sent at least sixty (60) days prior to the date so specified.
If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.3(a) or becomes incapable of acting, Parent, by a Board Resolution, will promptly appoint a qualified successor Rights Agent who, unless otherwise consented to in writing by the Acting Holders, shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.
Parent will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) days after acceptance of appointment by a successor Rights Agent in accordance with Section 3.4, the successor Rights Agent will cause the notice to be mailed at the expense of Parent.
The Rights Agent will reasonably cooperate with Parent and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent.
Acceptance of Appointment by Successor. Every successor Rights Agent appointed pursuant to Section 3.3(b) hereunder will execute, acknowledge and deliver to Parent and to the predecessor Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the predecessor Rights Agent. On request of Parent or the successor Rights Agent, the predecessor Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the predecessor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing, unless, if requested by Rights Agent, it has been furnished with assurances of repayment or indemnity satisfactory to it.
COVENANTS
List of Holders. Parent will furnish or cause to be furnished to the Rights Agent in such form as Parent receives from the Company’s transfer agent (or other agent performing similar services for the Company), the names and addresses of the Holders (other than Holders with respect to their Company Equity Awards) within twenty (20) Business Days of the Effective Time.
Payment of Milestone Payment Amounts. If a Milestone has been achieved in accordance with this Agreement, Parent will, promptly following the delivery of the applicable Milestone Notice to the Rights Agent, deposit with the Rights Agent, for payment to the Holders in accordance with Section 2.4, the aggregate amount necessary to pay the Milestone Payment Amount to each Holder (other than the Equity Award Holders, in respect of which any Milestone Payment Amounts shall be paid in accordance with Section 2.4(b)). For the avoidance of doubt, the Milestone Payment Amount shall only be paid in respect of each given Milestone, if at all, one time under this Agreement.
Efforts to Achieve Milestones Until the earlier of (a) the seventh (7th) anniversary of the Closing and (b) the achievement of U.S. Commercial Launch, Parent shall, and shall cause its controlled Affiliates and Ultimate Parent to, use their Commercially Reasonable Efforts to (i) develop and seek FDA Approval for the Product, and (ii) following receipt of FDA Approval for the Product, achieve U.S. Commercial Launch; provided, that the use of Commercially Reasonable Efforts in accordance with this Agreement does not guarantee that Parent will obtain FDA Approval for the Product, achieve U.S. Commercial Launch, or guarantee that Parent will achieve any of the Milestones at all or by a specific date. Notwithstanding anything in this Agreement to the contrary, in no event shall Parent or any of its Affiliates be required to undertake any level of efforts, or employ any level of resources, to (A) conduct, or commit to conduct, any additional clinical, safety or efficacy studies (including any randomized controlled trial) in connection with obtaining regulatory approvals of the Product, (B) achieve any Milestone, (C) seek regulatory approval for, maintain market availability or commercialize, the Product outside the United States or (D) develop, market or commercialize any Product at any time following achievement of U.S. Commercial Launch.
Books and Records. Parent shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to enable the Holders and the Independent Accountant to determine the amounts payable hereunder.
Status Reports. Prior to the occurrence of the U.S. Commercial Launch, within thirty (30) days after each of June 30 and December 31 in each calendar year, Parent shall provide the Rights Agent with a written report describing in reasonable detail the activities Parent and its Affiliates have undertaken in the preceding 6-month period to develop, achieve U.S. Commercial Launch of and seek FDA Approval for the Product (each, a “Status Report”).
Net Sales Statements. Following the U.S. Commercial Launch and until the earlier of (a) achievement of each of the Annual Net Sales Milestones or (b) delivery of the Net Sales Statement with respect to the final calendar quarter of the Sales Milestone Period, on or prior to the Milestone Determination Date with respect to each calendar quarter, Parent shall provide the Rights Agent with a Net Sales Statement covering the preceding four calendar quarters (or shorter period to have elapsed since the beginning of the Sales Milestone Period).
Audits.
Upon the written request of the Acting Holders provided to Parent within forty-five (45) days of the delivery of any Net Sales Statement pursuant to Section 4.6 of this Agreement (the “Review Request Period”), but no more than once during any period of four consecutive calendar quarters and not more than three times during the term of this Agreement, Parent shall permit, and shall cause its Affiliates to permit, the Independent Accountant to have access during normal business hours to such of the records of Parent or its Affiliates as may be reasonably necessary to verify the accuracy of the Net Sales Statement and the figures underlying the calculations set forth therein, provided that such access does not unreasonably interfere with the conduct of the business of Parent or any of its Affiliates. The Independent Accountant shall be charged to come to a final determination with respect to those specific items in the Net Sales Statement that the parties disagree on and submit to it for resolution. All other items in the Net Sales Statement that the parties do not submit, prior to the end of the Review Request Period, to the Independent Accountant for resolution shall be deemed to be agreed by the parties and the Independent Accountant shall not be charged with calculating or validating those agreed upon items. If issues are submitted to the Independent Accountant for resolution, Parent shall, and shall cause its Affiliates to, furnish to the Independent Accountant such access, work papers and other documents and information related to those disputed issues as the Independent Accountant may request and as are available to Parent or any other Selling Entity. The Independent Accountant shall disclose to the Acting Holders whether a Milestone was achieved and such additional information directly related to its findings. The Independent Accountant shall provide Parent with a copy of all disclosures made to the Acting Holders. The fees charged by such accounting firm shall be paid by Parent.
If the Independent Accountant concludes that a Milestone Payment that was properly due was not paid to the Holders, Parent shall pay or cause to be paid to the Rights Agent (for further distribution to the Holders) or to each Holder the applicable Milestone Payment, plus interest on such Milestone Payment at the “prime rate” as published in the Wall Street Journal or similar reputable data source from time to time calculated from when the Milestone Payment should have been paid (if Parent had given notice of achievement of the Milestone pursuant to the terms of this Agreement), as applicable, to the date of actual payment (such amount, including interest, being the “CVR Shortfall”). The CVR Shortfall shall be paid by Parent within twenty (20) calendar days of the date the Independent Accountant’s written report is provided to Parent. Absent manifest error, the decision of the Independent Accountant shall be final, conclusive and binding on Parent and the Holders, shall be non-appealable and shall not be subject to further review.
If, upon the expiration of the applicable Review Request Period, the Acting Holders have not requested a review of the Net Sales Statement in accordance with this Section 4.7, the calculations set forth in the Net Sales Statement shall be binding and conclusive upon the Holders.
Each Person seeking to receive information from Parent in connection with a review pursuant to this Section 4.7 shall enter into, and shall cause its accounting firm to enter into, a reasonable and mutually satisfactory confidentiality agreement with Parent or any Affiliate obligating such party to retain all such information disclosed to such party in confidence pursuant to such confidentiality agreement.
Parent shall not, and shall cause its Affiliates not to, enter into any license or distribution agreement with any third party (other than Parent or its Affiliates) with respect to a Product unless such agreement contains provisions that would allow any Independent Accountant appointed pursuant to this Section 4.7 such access to the records of the other party to such license or distribution agreement as may be reasonably necessary to perform its duties pursuant to this Section 4.7; provided that Parent and its Affiliates shall not be required to amend any of its existing licenses or distribution agreements. The parties hereto agree that, if Parent or its Affiliates have exercised audit rights under any license or distribution agreement prior to the Acting Holders’ request for an audit under this Section 4.7 and under such license or distribution agreement Parent and its Affiliates cannot request another audit, the results of Parent’s prior audit of such licensee or distributor shall be used for purposes of the audit requested by the Acting Holders under this Section 4.7 and that Parent shall not have any further obligation to provide access to an Independent Accountant with respect to such licensee or distributor until such time as Parent may again exercise its rights of audit under the license or distribution agreement with such licensee or distributor.

AMENDMENTS
Amendments without Consent of Holders.
Without the consent of any Holders, Parent, when authorized by a Board Resolution, at any time and from time to time, may and the Rights Agent shall, if directed by the Parent, enter into one or more amendments hereto, for any of the following purposes:
to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein as provided in Section 6.3;
to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent will consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;
to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;
as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; provided that, in each case, such provisions do not adversely affect the interests of the Holders;
to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein in accordance with Sections 3.3 and 3.4;
as may be necessary to comply with or be exempt from the requirements of Section 409A of the Code;
to cancel CVRs in the event that (i) any Holder has abandoned its rights to such CVRs in accordance with Section 2.6 or (ii) following a Transfer of such CVRs to Parent or its Affiliates in accordance with Section 2.2 or Section 2.3;
as may be necessary to ensure that Parent complies with applicable Law; provided that in each case, such amendments shall not adversely affect the interests of the Holders; or
any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.
Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent will mail (or cause the Rights Agent to mail, at

Parent’s expense) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.
Amendments with Consent of Holders.
Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Holders of at least a majority of the outstanding CVRs, whether evidenced in writing or taken at a meeting of the Holders, Parent, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders; provided, however, that no such amendment shall, without the consent of the Holders of sixty-five percent (65%) of the outstanding CVRs:
modify in a manner adverse to the Holders (A) any provision contained herein with respect to the termination of this Agreement or the CVRs, (B) the time for, and amount of, any payment to be made to the Holders pursuant to this Agreement, or (C) the Milestones;
reduce the number of CVRs (except as contemplated by Section 5.1(a)(vii)); or
modify any provisions of this Section 5.2, except to increase the percentage of Holders from whom consent is required or to provide that certain provisions of this Agreement cannot be modified or waived without the consent of the Holder of each outstanding CVR affected thereby.
Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will mail (or cause the Rights Agent to mail, at Parent’s expense) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.
Execution of Amendments. In executing any amendment permitted by this Article V, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise, including any amendments pursuant to Section 5.1(a)(viii).
Effect of Amendments. Upon the execution of any amendment under this Article V, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.
OTHER PROVISIONS OF GENERAL APPLICATION
Notices to Rights Agent and Parent. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier, by email (with receipt confirmed by telephone) or two (2) Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:
If to the Rights Agent, to it at:
[●]
[●]
Attention:     [●]
Email:    [●]
with copies to:
[●]
[●]
Attention:    [●]
Email:    [●]
and
Latham & Watkins LLP
330 N Wabash Ave, Suite 2800
Chicago, IL 60613
Attention:     Christopher R. Drewry
    Max Schleusener
Email:     Christopher.Drewry@lw.com
    Max.Schleusener@lw.com
If to Parent, to it at:
Indivior Inc.
10710 Midlothian Tpke, Suite 125
North Chesterfield, VA 23235
Attention:    General Counsel
Email:    Legal@Indivior.com
with a copy to:
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018-1405
Attention:    Andrew Ment
Email:    ament@cov.com
The Rights Agent or Parent may specify a different address or facsimile number by giving notice in accordance with this Section 6.1.

Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.
Parent Successors and Assigns. Parent may assign any or all of its rights, interests and obligations hereunder to (a) in its sole discretion and without the consent of any other party, (i) any controlled Affiliate of Parent, but only for so long as it remains a controlled Affiliate of Parent, (ii) to any purchaser or licensee of substantial rights to OPNT003 or (b) with the prior written consent of the Acting Holders, any other Person (any permitted assignee under clause (a) or (b), an “Assignee”), in each case provided that the Assignee agrees to assume and be bound by all of the terms of this Agreement. Any Assignee may thereafter assign any or all of its rights, interests and obligations hereunder in the same manner as Parent pursuant to the prior sentence. In connection with any assignment to an Assignee described in clause (a) above in this Section 6.3, Parent (and such other assignor, if applicable) shall agree to remain liable for the performance by each Assignee (and such other assignor, if applicable) of all obligations of Parent hereunder (provided that no assignor shall be obligated with respect to any amendment to the obligations hereunder effected following such assignee’s assignment). This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors and each Assignee. Each of Parent’s successors and Assignees shall expressly assume by an instrument supplemental hereto, executed and delivered to the Rights Agent, the due and punctual payment of the CVRs and the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by Parent. Unless a successor assignee meets the requirements set forth in Section 3.3(b) and, as of the date of such assignment, is an Affiliate of the Rights Agent, the Rights Agent may not assign this Agreement without Parent’s written consent. Any attempted assignment of this Agreement or any such rights in violation of this Section 6.3 shall be void and of no effect.
Benefits of Agreement. Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent and its successors and assigns, Parent, Parent’s successors and Assignees, the Holders and the Holders’ successors and assigns pursuant to a Permitted Transfer) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the foregoing. The rights of Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement and the Merger Agreement. Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted Transfer may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable.
Governing Law; Jurisdiction; Waiver of Jury Trial

This Agreement, the CVRs and all actions arising under or in connection therewith shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.
Each of the parties hereto (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if (but only if) such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware and any appellate court therefrom (collectively, the “Delaware Courts”); and (ii) consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 6.1. Each of the parties irrevocably and unconditionally (1) agrees not to commence any such action or proceeding except in the Delaware Courts, (2) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Courts, (3) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in the Delaware Courts and (4) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Courts.
EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY HERETO (A) MAKES THIS WAIVER VOLUNTARILY AND (B) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 6.5(C).
Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision.
Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other party, it being understood that the parties need not sign the same counterpart.

Termination. This Agreement will be terminated and of no force or effect, the parties hereto will have no liability hereunder (including the monies due and owing by Parent to Rights Agent) and no payments will be required to be made, upon the earliest to occur of (a) the mailing by the Rights Agent to the address of each Holder as reflected in the CVR Register the full amount of all potential Milestone Payment Amounts required to be paid under the terms of this Agreement, (b) the delivery of a written notice of termination duly executed by Parent and the Acting Holders, (c) expiration of the Review Request Period following the expiration of the Sales Milestone Period (provided no written request is received during such Review Request Period pursuant to Section 4.7(a)), (d) if a written request is received during the Review Request Period immediately following the expiration of the Sales Milestone Period, the decision of the Independent Accountant (and, if applicable, payment of any CVR Shortfall as determined to be owing by the Independent Accountant) pursuant to Section 4.7(a).
Entire Agreement. This Agreement (including the fee schedule referred to in Section 3.2(g)) and the Merger Agreement contains the entire understanding of the parties hereto with reference to the transactions and matters contemplated hereby and supersedes all prior agreements, written or oral, between the parties hereto.
Legal Holiday. In the event that a Milestone Payment Date shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the applicable Milestone Payment Date.
Force Majeure. Notwithstanding anything to the contrary contained herein, the Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of any utilities, communications, or computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.
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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

INDIVIOR INC.

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title:
[Signature Page to Contingent Value Rights Agreement]